## 82- SUBMISSIONS FACING SHEET

02028926

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME De Longhi S.p.A.

*CURRENT ADDRESS Via L. Seitz, 47
31100 Treviso Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

FILE NO. 82- 34652 FISCAL YEAR 12/31/01

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DATE : 5/6/02

*CONSOLIDATED FINANCIAL STATEMENTS 2001 DE'LONGHI S.P.A. - ASSETS*

(EURO thousands)

| ASSETS | 31.12.2001 Partial | 31.12.2001 Total | 31.12.2000 Partial | 31.12.2000 Total |
|---|---|---|---|---|
| **A) RECEIVABLES FROM SHAREHOLDERS** | | 0 | | 0 |
| **B) ASSETS** | | | | |
| I - INTANGIBLE ASSETS | | | | |
| 1) Start-up expenses | | 12.118 | | 329 |
| 2) Research, development and advertising | | 427 | | 380 |
| 3) Industrial and other patent rights | | 3.241 | | 3.439 |
| 4) Concessions, licenses, trademarks and similar rights | | 92.300 | | 98.682 |
| 5) Goodwill | | 324.561 | | 281.647 |
| 7) Others | | 2.531 | | 2.094 |
| TOTAL INTANGIBLE ASSETS | | 435.176 | | 386.551 |
| II - TANGIBLE ASSETS | | | | |
| 1) Land and buildings | | 95.504 | | 91.098 |
| 2) Plant and machinery | | 62.567 | | 58.743 |
| 3) Industrial and commercial equipment | | 24.840 | | 20.770 |
| 4) Other assets | | 8.411 | | 5.837 |
| 5) Tangible assets under construction and advances to suppliers | | 2.369 | | 1.264 |
| TOTAL TANGIBLE ASSETS | | 193.691 | | 177.710 |
| III - FINANCIAL ASSETS | | | | |
| 1) Equity investments in: | | | | |
| a) subsidiaries | 1.245 | | 1.244 | |
| b) associated companies | 4.384 | | 6.006 | |
| c) other companies | 162 | 5.791 | 165 | 7.415 |
| 2) Accounts receivables due from: | | | | |
| b) associated companies | | 6.196 | | 0 |
| d) other companies | | | | |
| - within 1 year | 874 | | 963 | |
| - more than 1 year | 2.932 | 3.806 | 3.313 | 4.276 |
| Total | | 10.002 | | 4.276 |
| 3) Other securities | | | | 22 |
| TOTAL FINANCIAL ASSETS | | 15.793 | | 11.713 |
| TOTAL FIXED ASSETS | | 644.660 | | 575.974 |
| **C) CURRENT ASSETS** | | | | |
| I - INVENTORY | | | | |
| 1) Raw materials and consumables | | 62.111 | | 67.661 |
| 2) Work in progress | | 23.441 | | 21.296 |
| 3) Finished goods | | 149.294 | | 102.411 |
| TOTAL INVENTORY | | 234.846 | | 191.368 |
| II - RECEIVABLES | | | | |
| 1) From customers: | | | | |
| - within 1 year | 404.521 | | 317.775 | |
| - more than 1 year | 885 | 405.406 | 225 | 318.000 |
| 3) From associated companies | | | | |
| - within 1 year | 6.348 | | 1.306 | |
| - more than 1 year | 680 | 7.028 | 0 | 1.306 |
| 4) From parent companies | | 3.792 | | 14674 |
| 5) Other receivables | | | | |
| - within 1 year | 42.386 | | 57.523 | |
| - more than 1 year | 29.605 | 71.991 | 1.936 | 59.459 |
| TOTAL RECEIVABLES | | 488.217 | | 393.439 |
| III - SHORT TERM FINANCIAL ASSETS | | | | |
| 4) Equity investments | | 906 | | 906 |
| 6) Other securities | | 4.698 | | 129 |
| TOTAL SHORT TERM FINANCIAL ASSETS | | 5.604 | | 1.035 |
| IV - LIQUID FUNDS | | | | |
| 1) Cash in bank | | 77.701 | | 65.879 |
| 2) Cheques | | 6.863 | | 680 |
| 3) Cash in hand | | 598 | | 252 |
| TOTAL LIQUID FUNDS | | 85.162 | | 66.811 |
| TOTAL CURRENT ASSETS | | 813.829 | | 652.453 |
| **D) TOTAL PREPAYMENTS AND CURRENT INCOME** | | 16.859 | | 12.207 |
| **TOTAL ASSETS** | | **1.475.348** | | **1.240.634** |

*CONSOLIDATED FINANCIAL STATEMENTS 2001 DE'LONGHI S.P.A. - LIABILITIES*

*(EURO thousands)*

| LIABILITIES | 31.12.2001 Partial | 31.12.2001 Total | 31.12.2000 Partial | 31.12.2000 Total |
|---|---|---|---|---|
| **A) SHAREHOLDER'S EQUITY** | | | | |
| I - SHARE CAPITAL | | 448.500 | | 208.583 |
| II - ADDITIONAL PAID-IN CAPITAL | | 15.000 | | 0 |
| III - REVALUATION RESERVE | | 0 | | 0 |
| IV - LEGAL RESERVE | | 3.254 | | 2.358 |
| V - RESERVE FOR TREASURY STOCK ON HAND | | 0 | | 0 |
| VI - STATUTORY RESERVE | | | | 0 |
| VII - OTHER RESERVES | | | | |
| d) Foreign exchange reserve | (512) | | 36 | |
| e) Other reserves | 34.588 | 34.076 | 17.684 | 17.720 |
| VIII - RETAINED EARNINGS | | (2.350) | | 1.000 |
| IX - NET INCOME (LOSS) FOR THE YEAR | | 26.321 | | 14.450 |
| **TOTAL GROUP SHAREHOLDER'S EQUITY** | | 524.801 | | 242.111 |
| X - SHAREHOLDER'S EQUITY - MINORITY INTEREST | | 77 | | 224 |
| XI - NET INCOME (LOSS) - MINORITY INTEREST | | 214 | | 105 |
| **TOTAL SHAREHOLDER'S EQUITY** | | 525.092 | | 242.438 |
| **B) PROVISION FOR CONTINGENCIES AND OBLIGATIONS** | | | | |
| 1) Provisions for agents leaving indemnity and similar obligations | | 4.434 | | 3.308 |
| 3) Other provisions | | 29.118 | | 7.978 |
| **TOTAL** | | 33.552 | | 11.286 |
| **C) STAFF LEAVING INDEMNITY** | | 21.256 | | 19.380 |
| **D) PAYABLES** | | | | |
| 1) Debentures: | | | | |
| - more than 1 year | 150.000 | 150.000 | 150.000 | 150.000 |
| 3) Bank loans and overdrafts: | | | | |
| - within 1 year | 174.426 | | 157.180 | |
| - more than 1 year | 200.722 | 375.148 | 118.115 | 275.275 |
| 4) Other financing payables | | | | 13.654 |
| - within 1 year | 11.871 | | | |
| - more than 1 year | 10.102 | 21.973 | | |
| 5) Advances | | 1.794 | | 2.816 |
| 6) Trade payables | | 246.124 | | 184.798 |
| 7) Notes payable | | 55 | | 38 |
| 8) Payables due to subsidiaries | | | | |
| - more than 1 year | 1.469 | 1.469 | | 1.386 |
| 9) Payables due to associated companies | | 3.577 | | 707 |
| 10) Payables due to parent companies | | 158 | | 213.307 |
| 11) Payables due to tax authorities | | | | |
| - within 1 year | 35.040 | | 23.201 | |
| - more than 1 year | 8.993 | 44.033 | 15.175 | 38.376 |
| 12) Social security payables | | 6.425 | | 5.108 |
| 13) Other payables | | | | |
| - within 1 year | 27.504 | | 67.372 | |
| - more than 1 year | 93 | 27.597 | 33 | 67.405 |
| **TOTAL PAYABLES** | | 878.353 | | 952.876 |
| **E) TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME** | | 17.097 | | 14.653 |
| **TOTAL LIABILITIES** | | 950.256 | | 998.195 |
| **TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY** | | 1.475.348 | | 1.240.634 |
| MEMORANDUM ACCOUNTS | | | | |
| - Property c/o third parties | | 0 | | 1.244 |
| - Other commitments | | 1.748 | | 884 |
| - Guaranties on behalf of associated companies | | 1.236 | | 3.976 |
| - Guaranties on behalf of third parties | | 9.075 | | 6.422 |
| **TOTAL MEMORANDUM ACCOUNTS** | | 12.059 | | 12.526 |

(EURO thousands)

| INCOME STATEMENT | 31.12.2001 Partial | 31.12.2001 Total | 31.12.2000 Partial | 31.12.2000 Total |
|---|---|---|---|---|
| **A) INCOME** | | | | |
| 1) Net revenues from the sale of goods and services | | 1.177.943 | | 631.600 |
| 2) Changes in work in progress and finished goods (inventory) | | 3.661 | | 25.954 |
| 4) Increases in fixed assets for internal work | | 1.924 | | 2.033 |
| 5) Other income | | 19.989 | | 13.982 |
| **VALUE OF PRODUCTION (REVENUE)** | | **1.203.517** | | **673.570** |
| **B) EXPENSES** | | | | |
| 6) Raw and subsidiary material and goods | | 593.661 | | 323.112 |
| 7) Services | | 247.971 | | 155.873 |
| 8) Leases | | 12.204 | | 7.355 |
| 9) Personnel costs: | | | | |
| a) salaries and wages | 114.906 | | 65.434 | |
| b) social security costs | 31.797 | | 18.848 | |
| c) severances payments | 5.689 | | 3.567 | |
| d) social benefits | 2.720 | | 1.020 | |
| e) other costs | 2.113 | 157.225 | 721 | 89.688 |
| 10) Amortisation, depreciation and writedowns: | | | | |
| a) *amortisation of intangible fixed assets* | 31.327 | | 9.731 | |
| b) *amortisation of tangible fixed assets* | 38.410 | | 21.357 | |
| c) other writedowns of fixed asstes | 48 | | 0 | |
| d) *writedowns of trade receivables* | 6.001 | 75.786 | 3.547 | 34.635 |
| 11) Changes in stock of raw materials and consumables | | 8.353 | | (8.360) |
| 12) *Provision for risks* | | 4.858 | | 4.732 |
| 14) Sundry operating expenses | | 9.088 | | 4.412 |
| **TOTAL PRODUCTION COSTS (EXPENSES)** | | **1.109.146** | | **611.447** |
| ***DIFFERENCE BETWEEN REVENUES AND EXPENSES (A-B)*** | | **94.371** | | **62.123** |
| **C) FINANCIAL INCOME AND EXPENSES** | | | | |
| 15) *Income from equity investments:* | | 1.377 | | 4.380 |
| 16) Other financial income: | | | | |
| a) from receivables entered as fixed assets | | | | |
| - others | 3 | | 10 | |
| c) from securities entered as current assets that aren't equity investments | 7 | | 1.599 | |
| d) other income: | | | | |
| - from subsidiaries | | | 35 | |
| - from associated companies | 374 | | | |
| - from parents | | | 207 | |
| - others | 35.153 | 35.537 | 28.267 | 30.118 |
| 17) Interest and other financial expenses: | | | | |
| a) from subsidiaries | (72) | | (211) | |
| c) from parents | (147) | | (3.430) | |
| d) others | (75.201) | (75.420) | (46.754) | (50.395) |
| **TOTAL FINANCIAL INCOME AND EXPENSES** | | **(38.506)** | | **(15.897)** |
| **D) ADJUSTMENTS TO FINANCIAL ASSETS** | | | | |
| 18) Revaluations: | | | | |
| a) of equity investments | 164 | 164 | 27 | 27 |
| 19) Writedowns: | | | | |
| a) of equity investments | (646) | | (1) | (1) |
| c) of securities entered as current assets | (36) | (682) | | |
| **TOTAL ADJUSTMENTS TO FINANCIAL ASSETS** | | **(518)** | | **26** |
| **E) EXTRAORDINARY INCOME AND EXPENSES** | | | | |
| 20) Income: | | | | |
| a) gains on fixed asset disposal | 547 | | 152 | |
| b) *other* | 5.968 | 6.515 | 1.714 | 1.866 |
| 21) Expenses | | | | |
| c) other extraordinary expenses | (12.253) | (12.253) | (12.161) | (12.161) |
| **TOTAL EXTRAORDINARY INCOME AND EXPENSES** | | **(5.738)** | | **(10.294)** |
| **NET INCOME (LOSS) BEFORE INCOME TAX** | | **49.609** | | **35.958** |
| 22) Income taxes | | (23.074) | | (21.403) |
| **23) NET INCOME (LOSS) BEFORE MINORITY INTEREST** | | **26.535** | | **14.555** |
| 23a) Net (income) loss attributable to minority interest | | (214) | | (105) |
| **23b) NET INCOME (LOSS) FOR THE YEAR** | | **26.321** | | **14.450** |

## De' Longhi S.p.A.
## Consolidated statements of cash flows for the years 2001 and 2000

*(Euro thousands)*

| | 31/12/01 | 31/12/00 |
|---|---|---|
| Net income (loss) for the year | 26.321 | 14.450 |
| Amortisations and depreciations | 69.785 | 31.087 |
| Provisions net of utilisation | 7.507 | 2.358 |
| **Cash flow provided (used) by operating activities (A)** | 103.613 | 47.896 |
| **Changes in Working Capital:** | | |
| Trade receivables | (20.250) | (5.796) |
| Net inventory | 5.674 | (36.908) |
| Trade payables | 23.828 | 3.510 |
| Receivables and payables with subsidiaries, associated companies and parents | (10.900) | 2.545 |
| Other payables, receivables, accrued liabilities and deferred income | (4.273) | 14.227 |
| **Cash flow provided (used) by working capital (B)** | (5.921) | (22.422) |
| **Investment activities:** | | |
| Intangible assets additions | (19.222) | (3.467) |
| Tangible assets additions | (26.434) | (16.759) |
| Financial assets additions | (435) | 9.527 |
| **Cash flow (used) in investing activities (C)** | (46.091) | (10.699) |
| Increase in share capital and reserves | 256.919 | 0 |
| Changes in foreign exchange reserve | (548) | (310) |
| Increase (decrease) of minority interest | (37) | 0 |
| **Cash flow provided (used) by changes in shareholders' equity (D)** | 256.334 | (310) |
| **Net change in the area of consolidation (E)** | (138.969) | (365.507) |
| **Period cash flow (A+B+C+D+E)** | 168.966 | (351.044) |
| Financial net position at the beginning of the financial year | (616.030) | (264.987) |
| Period cash flow (A+B+C+D+E) | 168.966 | (351.044) |
| **Financial net position at the end of the financial year (1)** | (447.064) | (616.030) |
| Change in extraordinary reserve for substitution tax compensation | | (22.764) |
| Change in "other payables" for substitution tax | | 22.764 |

(1) The amount as at 31,12,2001 includes a 150.000 M/Euro debentur, 290.329 M/Euro financial indebtness towards banks and 6.735 M/Euro towards others.
The residual debt for the participation acquisition has been totally paid in 2001.

## De' Longhi S.p.A.

### STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDER'S EQUITY

*Thousands of Euros*

| | Share capital | Additional paid-in capital | Legal reserve | Other reserves | Foreign exchange reserve | Retained earnings | Net income (loss) | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance as at 1ST January 2001** | 206.583 | 0 | 2.358 | 17.684 | 36 | 1.000 | 14.450 | 242.111 |
| Appropriation of result for year 2000 as per extraordinary assembly dated 18/04/01 | | | 896 | 16.904 | | (3.350) | (14.450) | 0 |
| Share Capital exchange to Euro as per extraordinary assembly dated 18/04/01 | 1.417 | | | | | | | 1.417 |
| Share capital increase as per extraordinary assembly dated 18/04/01 | 128.000 | | | | | | | 128.000 |
| Share capital increase due to the listing in the Stock Exchange Market on 24/07/01 | 112.500 | 15.000 | | | | | | 127.500 |
| Currency translation differences | | | | | (548) | | | (548) |
| Net income | | | | | | | 26.321 | 26.321 |
| **Balance as at 31st December 2001** | 448.500 | 15.000 | 3.254 | 34.588 | (512) | (2.350) | 26.321 | 524.801 |

# EXPLANATORY NOTES

## LAYOUT AND CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements comprise the consolidated balance sheet, consolidated income statement and these explanatory notes. They have been drawn up in accordance with the guidelines provided by Legislative Decree 127/91 and the Civil Code, integrated by the accounting principles set forth by the National Boards of Professional Accountants. The provisions introduced by Legislative Decree N. 58/1998 (Draghi Consolidation Act) and subsequent implementary and complementary measures, as well as CONSOB (Italian Securities and Exchange Commission) recommendations, have also been taken into account.
Moreover, they furnish all the complementary information deemed necessary in order to provide a true and accurate picture of the Group's financial position, even if not specifically required by law.

For the purpose of compiling the consolidated financial statements, we used the yearly statements prepared by the Boards of Directors of the individual companies, adjusting them, when necessary, to reverse tax items and make them compliant with Group accounting principles.

The figures reported in the balance sheet, consolidated income statement and the explanatory notes are expressed in thousands of Euros (T/Euros) to provide a clearer illustration and facilitate assessment of the financial position of the Group and the results of its operations.

In the consolidated financial statements as at 31 December 2001 the corresponding items of the consolidated financial statements as at 31 December 2000 are shown. To allow a comparison between the consolidated financial statements as at 31 December 2000 and the consolidated financial statements as at 31 December 2000, a few reclassifications were made, mainly concerning some balance sheet items.

For any information not provided below, you may refer to the comments provided in the Director's report on performance.

## AREA OF CONSOLIDATION

The main corporate transactions leading to changes in the area of consolidation are commented below.

- Acquisition, through a public purchase offer, of a 100% stake in Kenwood Appliances Plc, parent company of the Kenwood group. The takeover was completed on 24 May 2001; the total cost of the operation, including accessory expenses, was 76,400 T/Euros.
- Acquisition of a minority stake of 2% in the company Radel S.p.A., at a cost of 452 T/Euros.
- Acquisition of a minority stake of 5% in La Supercalor S.p.A., at a cost of 67 M/Euros.
- Acquisition of a minority stake of 10% in the company Ariagel S.p.A., at a cost of 362 T/Euros.
- Acquisition of a 49% stake in Parex Industries Limited, which distributes De' Longhi Group products in New Zealand and Australia.

By virtue of said acquisitions, the area of consolidation has undergone significant change in the last two years; in the 2000 consolidated financial statements, the companies acquired on 28 December 2000 were consolidated with the integral method only insofar as their assets and liabilities were concerned. The 2001 consolidated financial statements include the aforesaid acquisitions and the Kenwood Group, which were integrally consolidated. The Kenwood operating results were considered only for 10 months since De' Longhi acquired control at the end of February 2001; therefore, for the period prior to the takeover, the results shown refer to the previous Group components.

To allow a fair comparison of balance-sheet and profit and loss data, based on a consistent area of consolidation, a *pro forma reclassified* balance sheet and income statement have been prepared; said data are illustrated in the Director's Report on Performance and, with regard to the balance sheet only, in the assets section of the "Notes to the main balance sheet items".

In 2001 the Group continued its program of reorganisation begun in 2000, which resulted both in a simplification of the corporate structure, thanks to a reduction in the number of companies, and the exclusion of Liguria Vita S.p.A. from the area of consolidation. Liguria Vita S.p.A., an associated company (30% ownership), engages in activities extraneous to the Group's core business.

The structure of the Group was simplified through several mergers of subsidiary companies, which are summarised below.

- Merger of Elba S.p.A. with De' Longhi Divisione Cucine S.p.A. (formerly exclusively a holding company), which took the merged company's name.
- Merger of DL Radiators S.p.A. with the subsidiary Radel S.p.a., which then changed its name to DL Radiators S.p.A.;
- Merger of Ergoklima S.p.A. and Micromax S.p.A. with Climaveneta S.p.A..

Two other mergers served to combine the Kenwood Group's commercial branches in France and Germany with those of the De'Longhi Group, in order to streamline their structure and cut operating costs.

The aforementioned mergers were carried out on the basis of book values, so as to preserve continuity in the statutory and fiscal values of the assets belonging to the companies: no change occurred at a Group level, therefore, since all the companies involved in the mergers were already indirectly owned by De' Longhi S.p.A.

The takeovers of 28 December 2000 were brought to completion on 20 February 2001 with the definition of the final price, which amounted to 278,800 T/Euros; said amount, determined on the basis of assessments conducted by independent experts, was paid in 2001.

## PRINCIPLES OF CONSOLIDATION

The most important accounting principles adopted in the preparation of the consolidated financial statements are the following:

- The differences resulting from the elimination of shareholdings against the affiliated company's share of Net Equity as of the purchase date are attributed, where applicable, to the assets and liabilities of the companies included in the consolidation. Any residual value, if positive, is entered as an asset under the item "Goodwill" and amortised on a straight-line basis in relation to its estimated recoverability; if negative, it is ascribed to the Net Equity item "Consolidation Reserve".
- The portions of net equity and net profits in which minorities have claims are shown separately under specific consolidated net equity items, respectively "Capital and Reserves pertaining to Minorities" and "Year-end Profits pertaining to Minorities".
- Debit and credit items, costs and revenues and all items pertaining to transactions between companies included in the area of consolidation have been eliminated, including dividends distributed among Group companies. Any non-realised profits, capital gains and capital losses deriving from intercompany transactions are eliminated.
- In the consolidated financial statements, the effects of provisions and value adjustments made by the individual consolidated companies for the purpose of attaining tax benefits under current laws are likewise eliminated, the relative fiscal consequences being taken into account where applicable.

**Foreign currency translation priciples and exchange rates**

The financial statements of companies based abroad are translated into Euros in the following manner:

- assets and liabilities are assessed using the year-end exchange rates;
- the items in the income statement are assessed on the basis of the average yearly exchange rates;
- individual net equity items are assessed at the historical exchange rates.

Exchange rate differences deriving from the application of said method are directly accounted for in a specific consolidated net equity item, "Foreign exchange reserve".

The foreign currency/Euro exchange rates applied for the translation of currencies were:

| Currency | | Average Exchange Rate 2001 (*) | Exchange rate as at 31.12.2001 |
|---|---|---|---|
| Danish krone | DKK | 7.4521 | 7.4365 |
| Australian dollar | AUD | 1.7319 | 1.7280 |
| Canadian dollar | CAD | 1.3864 | 1.4077 |
| Hong Kong dollar | HKD | 6.9855 | 6.8723 |
| New Zealand dollar | NZD | 2.1300 | 2.1215 |
| Singapore dollar | SGD | 1.6040 | 1.6306 |
| US dollar | USD | 0.8956 | 0.8813 |
| South African rand | RND | 7.6873 | 10.4302 |
| Malaysia ringgit | MYR | 3.4028 | 3.3484 |
| British pound sterling | GBP | 0.6219 | 0.6085 |
| Japanese yen | JPG | 108.6820 | 115.3297 |
| Polish zloty | PLN | 3.6721 | 3.4953 |

(*) source: UIC (Italian Exchange Office)

## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The most important accounting principles adopted in the preparation of the consolidated financial statements at 31 December 2001, as per the provisions of article 2426 of the Civil Code, reiterated by art. 35 of Leg. Decree 127/91, are as follows:

**a- Intangible assets**

Intangible assets are valuated at their purchase cost, plus any additional value-adding expenses, and are systematically amortised on the basis of their future life.

The "start-up and expansion costs", which include incorporation expenses, costs for capital increases and for gaining admission of the Parent Company to a listing on the Milan Stock Exchange, are amortised in a period of five years.

Research and development costs are expensed unless they pertain to the realisation of specific, clearly defined products whose technical feasibility has been reasonably demonstrated, and for which a future market is reasonably presumed to exist. The book value is systematically written off in a period of five years.

Licences, trademarks and kindred rights are amortised on the basis of their remaining future utility, estimated as ten-twenty years for trademarks, four years for user rights and ten years for patents.

Consolidation differences are systematically written off in a period of ten years in some cases and twenty years in others, based on a reasonable presumption of their future utility and the Group's prospects for economically benefiting from them, in turn estimated according to the characteristics of the sector in which the affiliates operate.

It should be noted that, pursuant to art. 2426 of the civil code, until start-up and expansion costs, research, development and advertising costs having long-term utility are completely amortised, dividends may be distributed only if the remaining available reserves are sufficient to cover the remainder of the capitalised costs.

**b- Tangible assets**

Tangible assets are valuated at their purchase or production cost, inclusive of any directly ascribable value-increasing ancillary expenses; some categories of assets have undergone revaluations pursuant to Laws n. 576/75, n.72/83 and n. 413/91 (the carrying amount also includes any additional value allocated on the occasion of mergers and consolidations). Any asset that, at the closure of the financial period, reveals lasting declines in value is written down accordingly; the original book value is restored in subsequent financial periods if the reasons for the write-down no longer subsist.

Tangible assets are shown net of cumulative depreciation charges, systematically calculated in each financial period on the basis of the estimated life of the assets themselves. The depreciation applied to tangible assets acquired during the year is reduced by one half to reflect the shorter period of use

The following charges have been applied:

| | |
|---|---|
| Industrial buildings | 3.0% |
| Lightweight constructions | 10.0% |
| General/specific plant | 10.0-15.5% |
| Ovens | 15% |
| Sundry equipment | 25.0% |
| Purification systems | 15.0% |
| Office furnishings and equip. | 12.0% |
| Electromechanical equipment | 20.0% |
| Chemical laboratory | 25% |
| Waste disposal facilities | 15% |
| Transport vehicles | 20.0% |
| Automobiles | 25.0% |

Routine maintenance costs are expensed as incurred and fully accounted for in the income statement. Maintenance costs increasing the life of the assets to which they pertain are attributed to the assets themselves and amortised on the basis of their estimated future utility.
Investment assets acquired through financial leasing contracts are computed according to the pertinent International Accounting Principle (IAS n° 17), which provides that the normal value of assets is to be entered among tangible assets and depreciated on the basis of the charges applicable to the respective assets themselves, while the corresponding financial debts payable to lessors are to be shown as a liability. The depreciation charges on assets and accrued interests are carried in the income statement.

**c- Financial assets**

Shareholdings in non-consolidated affiliates and subsidiary companies are accounted for using the equity method, whereas share capital investments in other companies are valuated on the basis of their purchase cost, adjusted to reflect any losses in value judged to be of a lasting nature; the original book value is restored in subsequent financial periods should the reasons for the write-down no longer subsist.
Financial receivables are shown at their presumable realisation value.
Other long-term investments are shown at their cost, adjusted to reflect any lasting declines in value.

**d- Inventory**

Inventories are shown either at the purchase or production cost, determined using the weighted average cost method, or the presumable market value, whichever is lower. The cost of production has been used for finished and semi-finished products; the valuation of work in progress again takes into account the cost of production, according to the actual stage of work completed at the end of the year. Obsolete or slow-moving stock is depreciated, according to its estimated future utility, through a specific inventory valuation adjustment allowance.

**e- Receivables and payables**

Receivables are shown at their presumable realisation value, i.e. net of appropriate provisions for doubtful debts, determined in accordance with the prudence principle.
Payables are shown at their nominal value.

**f- Short-term financial assets**
Short-term financial assets are shown either at the purchase or production cost or the presumable market value, whichever is lower. Should the reasons for the write-down no longer subsist, the original book value is restored in subsequent financial periods.

**g- Accrued income, prepayments, accrued liabilities and deferred income**
These items account for portions of costs and incomes pertaining to two or more financial periods, whose entity varies over time, calculated in accordance with the accruals principle.

**h- Cash and banks**
These items are shown at face value.

**i- Provisions for contingencies and obligations**
Specific provisions have been made to cover expenses of a precise nature, either certain or likely, whose entity or date of occurrence may not be determined at the closure of the financial year; said provisions reflect the best estimate that may be made on the basis of available information.

**I- Staff leaving indemnity**
Provisions for employee leaving indemnity are made in compliance with the law and labour contracts currently in force; they reflect the total liabilities accrued vis-à-vis employees at the balance-sheet date.

**m- Costs and revenues**
They are accounted for according to the prudence and accruals principles.
Incomes are shown net of returned products, discounts, rebates and premiums, as well as any taxes directly connected to the sale of products and provision of services. Income from the sale of products is taken into account when the property changes hands, which generally coincides with dispatch of the merchandise.
Costs are calculated according to principles analogous to those used for assessing incomes.

**n- Foreign currency transactions**
Transactions in foreign currency are translated on the basis of the exchange rates in effect on the trade date. Any exchange rate differences arising during the year are accounted for in the income statement, among the financial expenses and incomes.
Payables and receivables outstanding at the end of the year and hedging derivatives are adjusted to current year-end exchange rates only if the overall adjustment results in a loss; said loss is accounted for through the provision for exchange rate risks, as allowed by law.

**o- Financial instruments**
Financial instruments used for hedging foreign exchange risks are valuated in a manner that is consistent with the assets and liabilities covered. As regards the hedging transactions pertaining to assets and liabilities not expressed in Euros, expenses and incomes are accounted for on an accruals basis.

**p- Income taxes**

They are calculated on the basis of taxable income and in conformity with the laws currently in force in the individual countries. The net balance of advance and deferred taxes has also been calculated as per the instructions issued by the National Boards of Professional Accountants in document n° 25, in regard to the accounting methods for determining income taxes; advance (deferred) taxes have thus been budgeted according to the tax liability method to account for the fiscal effects on some consolidation adjustments and all the temporary differences arising among the book values of assets and liabilities and the corresponding fiscal values with the application of current tax rates. The benefit of carrying forward tax losses is taken into account insofar as it is deemed likely that future taxable incomes will be sufficient to absorb the losses that may be carried forward during the period in which they are deductible under current tax regulations.

Deferred taxes on the indivisible profits of subsidiaries are budgeted whenever the profits are likely to be distributed and whenever the share capital investments are not maintained on a permanent basis.

**q- Memorandum accounts**

Commitments and guarantees are disclosed in the memorandum accounts at their contract value.

## COMMENTS ON THE MAIN ITEMS OF THE BALANCE SHEET

The area of consolidation as at 31 December 2001 differed significantly from that of the previous year as a result of the takeover of the Kenwood group, completed in the early months of 2001. Consequently, the balance sheet items are not comparable with the data as at 31 December 2000. For this reason, a table is provided below which shows the changes in the main balance-sheet items compared to 31 December 2001, calculated considering a homogeneous area of consolidation.

| | 31/12/2001 Consolidated Total (A) | 31/12/2001 Impact of Kenwood acquisition (B) | 31/12/2001 Comparable area of consolidation (C)=(A-B) | 31/12/2000 D | Difference (C-D) |
|---|---|---|---|---|---|
| Intangible Assets | 435,176 | 58,081 | 377,095 | 386,551 | (9,456) |
| Tangible Assets | 193,691 | 19,968 | 173,723 | 177,710 | (3,987) |
| Long-term investments | 15,793 | 29 | 15,764 | 11,713 | 4,051 |
| **Total assets** | **644,660** | **78,078** | **566,582** | **575,974** | **(9,392)** |
| Inventory | 234,846 | 45,049 | 189,797 | 191,368 | (1,571) |
| Receivables from companies | 405,406 | 61,440 | 343,966 | 318,000 | 25,966 |
| Receivables from associated-subsidiary – parent companies | 10,820 | 462 | 10,358 | 15,980 | (5,622) |
| Receivables from others | 71,991 | 20,390 | 51,601 | 59,459 | (7,858) |
| Other short-term assets | 5,604 | 0 | 5,604 | 1,035 | 4,569 |
| Liquid assets | 85,162 | 29,508 | 55,654 | 66,611 | (10,957) |
| **Total operating capital** | **813,829** | **156,849** | **656,980** | **652,453** | **4,527** |
| **Accrued income and prepaid expenses** | **16,859** | **2,920** | **13,939** | **12,207** | **1,732** |
| **Total assets** | **1,475,348** | **237,847** | **1,237,501** | **1,240,634** | **(3,133)** |
| **Net equity** | **525,092** | | **525,092** | **242,439** | **282,653** |
| **Provisions for contingencies and obligations** | **33,550** | **19,701** | **13,849** | **11,286** | **2,563** |
| **Provision for staff leaving indemnity** | **21,256** | **1,634** | **19,622** | **19,380** | **242** |
| Debentures and bonds | 150,000 | 0 | 150,000 | 150,000 | 0 |
| Liabilities with banks | 375,148 | 55,209 | 319,939 | 275,275 | 44,664 |
| Other financial providers | 21,973 | 1,553 | 20,420 | 13,654 | 6,766 |
| Trade payables | 246,124 | 60,699 | 185,425 | 184,796 | 629 |
| Advances/other payables | 79,904 | 8,621 | 71,283 | 113,741 | (42,458) |
| Payables to subsidiary - associated - parent companies | 5,204 | 8,517 | (3,313) | 215,410 | (218,723) |
| **Total payables** | **878,353** | **134,599** | **743,754** | **952,876** | **(209,122)** |
| **Accrued expenses and deferred income** | **17,097** | **832** | **16,265** | **14,653** | **1,612** |
| **Total liabilities and net equity** | **1,475,348** | **156,766** | **1,318,582** | **1,240,634** | **77,948** |
| Net equity effect deriving from change in the area of consolidation | | 81,081 | (81,081) | | (81,081) |

**B) FIXED ASSETS**

I - INTANGIBLE ASSETS

This item may be broken down as follows:

| | 31.12.2001 | | 31.12.2000 | | |
|---|---|---|---|---|---|
| | **Gross** | **Net** | **Gross** | **Net** | **Change** |
| Start-up and expansion costs | 19,312 | 12,116 | 4,406 | 329 | 11,787 |
| Research, development and advertising costs | 3,634 | 427 | 3,175 | 360 | 67 |
| Patent rights | 18,768 | 3,241 | 17,549 | 3,439 | (198) |
| Licences, trademarks and similar rights | 134,598 | 92,300 | 133,234 | 98,682 | (6,382) |
| Goodwill | 351,006 | 324,561 | 289,567 | 281,647 | 42,914 |
| Sundry items | 7,862 | 2,531 | 6,042 | 2,094 | 437 |
| **TOTAL** | **535,180** | **435,176** | **453,973** | **386,551** | **48,625** |

The intangible assets increased by 48,625 T/Euros, above all as a result of the increase in the items "Goodwill" and "Start-up and Expansion costs".

The item "Start-up and expansion costs" increased by 11,787 T/Euros, above all as a result of the capitalisation of the expenses incurred to gain admission to a listing in the Milan Stock Exchange (a total of 14,675 T/Euros). These expenses include the costs relative to the preparation of a prospectus and other fees tied to the operation, including the financial costs tied to the placing of shares and communication and market reporting costs.

The goodwill increased by 42,914 T/Euros compared to 31.12.2000; the increase primarily reflects the difference arising as a result of the takeover of the Kenwood Group (60,192 T/Euros) and accumulated amortisation (17,917 T/Euros); The "Goodwill" is based on a comparison between the purchase cost and the company's net equity as of the purchase date, adjusted to account for restructuring costs, as well as the goodwill already entered in the Kenwood Group's accounts.

The goodwill relative to the acquisitions made at the end of December 2000 were confirmed through the assessments of independent experts, carried out using the income method . Said assessments were substantially validated by an update issued in March 2002 by an independent professional.

As no final estimates are yet available to permit a precise attribution, the goodwill arising from the takeovers completed in the first 12 months of 2001 have been temporarily ascribed to the intangible assets item "Goodwill".

Said differences are amortised considering a useful life of 20 years, a period deemed consistent with the future utility of the assets (mainly trademarks and buildings) to which the aforementioned differences will be reasonably attributed.

The table below shows the changes occurring in the main intangible assets items in 2001:

| | Start-up and expansion costs | Research and Development costs | Patent rights | Licences, trademarks and similar rights | Goodwill | Sundry items | Total |
|---|---|---|---|---|---|---|---|
| Net opening balance | 329 | 360 | 3,439 | 98,682 | 281,647 | 2,094 | 386,551 |
| Change in the area of consolidation | | | | 103 | 60,192 | 14 | 60,309 |
| Increases | 14,906 | 463 | 1,807 | 453 | 621 | 1,248 | 19,498 |
| Decreases | | | (2) | | | (10) | (12) |
| Amortisation | (3,119) | (393) | (1,417) | (7,511) | (17,917) | (970) | (31,327) |
| Translation differences and Other changes | | (3) | (586) | 573 | 18 | 155 | 157 |
| **Net closing balance** | 12,116 | 427 | 3,241 | 92,300 | 324,561 | 2,531 | 435,176 |

II- TANGIBLE ASSETS

The tangible assets may be broken down as follows:

| | 31.12.2001 | | 31.12.2000 | | |
|---|---|---|---|---|---|
| | **Gross** | **Net** | **Gross** | **Net** | **Changes** |
| Land and buildings | 132,413 | 95,504 | 123,256 | 91,096 | 4,408 |
| Plant and machinery | 235,239 | 62,567 | 189,829 | 58,743 | 3,824 |
| Industrial equipment | 112,703 | 24,840 | 90,144 | 20,770 | 4,070 |
| Sundry items | 31,033 | 8,411 | 21,704 | 5,837 | 2,574 |
| Tangible assets under construction and advances | 2,369 | 2,369 | 1,264 | 1,264 | 1,105 |
| **TOTAL** | 513,757 | 193,691 | 426,197 | 177,710 | 15,981 |

The 15,981 T/Euro increase above all reflects the broadening of the area of consolidation following the takeover of Kenwood, which accounts for about 20 million Euros, purchases made during the year, amounting to 35.9 million Euros, and the 38.4 million Euros in accumulated depreciation calculated for the year.

The item includes assets acquired through leasing, which may be broken down as follows (values net of accumulated depreciation):

| | **2001** | **2000** | **Change** |
|---|---|---|---|
| Buildings | 6,549 | 6,795 | (246) |
| Plant and equipment | 7,877 | 9,240 | (1,363) |
| Other goods | 187 | 144 | 43 |
| **Total** | 14,613 | 16,179 | (1,566) |

The table below shows the changes occurring in the main tangible asset items in 2001.

| | Land and buildings | Plant and machinery | Industrial and commercial equipment | Sundry items | Tangible assets under construction and advances | Total |
|---|---|---|---|---|---|---|
| **Net opening balance** | 91,096 | 58,743 | 20,770 | 5,837 | 1,264 | 177,710 |
| **Change in the area of consolidation** | 2,764 | 9,649 | 5,289 | 1,562 | 616 | 19,880 |
| **Increases** | 4,793 | 11,905 | 13,551 | 4,180 | 1,472 | 35,901 |
| **Decreases** | (3) | (1,513) | (1,130) | (385) | (237) | (3,268) |
| **Amortisation and depreciation** | (3,953) | (17,893) | (13,586) | (2,978) | | (38,410) |
| **Translation diff. and other changes** | 807 | 1,676 | (54) | 195 | (746) | 1,878 |
| **Net closing balance** | 95,504 | 62,567 | 24,840 | 8,411 | 2,369 | 193,691 |

III- FINANCIAL ASSETS

**1- Equity investments**

Below is a breakdown of share capital investments that have not been consolidated with the integral method:

| | Book value |
|---|---|
| **Subsidiary companies:** | |
| Clim.Re Sa | 1,245 |
| | |
| **Associated companies:** | |
| Omas S.r.l. | 1,171 |
| Effegici S.r.l. | 71 |
| Parex Industries Ltd. | 0 |
| Fiduciaria Comitalia | 3,142 |
| **Total associated co.** | **4,384** |
| | |
| **Other companies** | **162** |
| | |
| **Total** | **5,791** |

The subsidiary Clim.Re Sa, which provides limited insurance services to some Group companies, has not been integrally consolidated as its activities are outside the sphere of the Group's core business. It has been consolidated with the equity method, like the other associated companies.

The investment held through the Comitalia trust company pertains to a company that mainly produces finished products on behalf of the Group; with respect to said investment, the Group has availed itself of its right under applicable laws (art. 39 Leg. decree 127/91) to omit the name of the subsidiary in order to avoid causing prejudice to the latter or to Group companies.

In order to gain better control and secure the Group's position in the strategic market of Oceania, at the beginning of May a 49% stake was acquired in Parex Industries Ltd., which distributes De' Longhi Group products in New Zealand and Australia. Within the context of this transaction, a significant portion of the amounts receivable from the distributor were collected, for a total of NZD 13.8 million; moreover, an interest-bearing loan of the same amount was granted, guaranteed by the company's assets, to help bring the deal to a close.

At the end of December 2001 the stake in Liguria Vita S.p.A. was sold to De' Longhi Soparfi SA for a total of 3,099 T/Euros, with capital gains of 1,313 T/Euros. The aforesaid amount has been collected in full.

**2- Receivables**

The total refers to:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Receivables from associated companies | 6,196 | - | 6,196 |
| Receivables from others | | | |
| - due within 12 months | 874 | 963 | (89) |
| - beyond 12 months | 2,932 | 3,313 | (381) |
| **Total** | 10,002 | 4,276 | 5,726 |

The receivables from associated companies principally refer to credit granted to Parex Industries Ltd.; the loan will be repaid in monthly instalments, the last of which due on 31/03/2005, and earns interests in line with market rates (see previous paragraph).

## C) CURRENT ASSTES

I- INVENTORY

The item "inventory", shown net of the inventory devaluation provision, may be broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Raw materials | 62,111 | 67,661 | (5,550) |
| Work in progress | 23,441 | 21,296 | 2,145 |
| Finished products | 149,294 | 102,411 | 46,883 |
| **Total** | **234,846** | **191,368** | **43,478** |

The value of inventories has been adjusted through an inventory devaluation provision of 7,771 T/Euros (4,235 T/Euros in 2000) for products and raw materials that turn over slowly or are obsolete and considered no longer strategic for the Group.
The increase in inventories is mainly ascribable to the consolidation of Kenwood, which accounts for about 45,000 T/Euros. Considering a comparable area of consolidation, the value of inventories decreased by 1,571 T/Euros compared to 2000, despite an increase in business, due to the efforts undertaken in 2001 to reduce operating capital.
We further note that a valuation of inventories on the basis of current costs would not result in any significant differences.

## II – RECEIVABLES

The breakdown is as follows:

**1- Receivables from companies**

Trade receivables are shown net of a provision for doubtful debts of 11,703 T/Euros, which represents a reasonable estimate of risk, as assessed at the time the financial statements were drawn up, and was prudentially set aside against some credits in litigation and whose collection is in any case dubious.

The table below summarises the changes in the provision for doubtful debts.

| | 2000 | Change in the area of consolidation | Increase | Decrease | Trans. diff. | 2001 |
|---|---|---|---|---|---|---|
| Prov. for doubtful debts | 5,902 | 2,019 | 6,222 | (2,484) | 44 | 11,703 |

The increase in trade receivables is mainly attributable to the change in the area of consolidation, which accounts for about 61,440 T/Euros; considering a comparable area of consolidation, the change reflects an improvement in collection times compared to 2000, taking into account that business increased in the same period.

The Parent Company received guarantees from customers totalling 631 T/Euros, which served to cover commercial transactions.

**3- Receivables from associated companies**

This item includes commercial credits vis-à-vis the associated companies Omas S.r.l. (745 T/Euros) and Parex Industries Limited (6,283 T/Euros).

**4- Receivables from parent companies**

The receivables from parent companies may be broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| De' Longhi Soparfi | 3,770 | 14,652 | (10,882) |
| De' Longhi Holding | 22 | 22 | 0 |
| **Total** | **3,792** | **14,674** | **(10,882)** |

In 2001, approximately 13,981 T/Euros was collected of the amount receivable from the parent De' Longhi Soparfi as at 31 December 2000. The amount shown as at 31 December 2001 mainly regards the transfer of the stake in Liguria Vita S.p.A.. Said amount has been collected in full.

**5- Receivables from others**

The item "Receivables from others" includes:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Tax credits | 36,384 | 29,488 | 6,896 |
| Deferred tax assets | 27,772 | 18,736 | 9,036 |
| Advances to personnel and other receivables | 3,945 | 9,457 | (5,512) |
| Advances to suppliers | 3,890 | 1,778 | 2,112 |
| **Total receivables from others** | 71,991 | 59,459 | 12,532 |

This item increased by 12,532 T/Euros, mainly as a result of a 6,896 T/Euro increase in tax credits and 9,036 T/Euros of taxes paid in advance.

The item "Tax credits" primarily refers to 10,044 T/Euros in credits for direct taxes and 23,714 T/Euros in credits for indirect taxes. The increase in this item reflects the higher credits for direct taxes paid in advance (6,900 T/Euros), offset by the decrease in credits for indirect taxes (2,600 T/Euros), which reflects the VAT credits that were recovered exploiting the Group intercompany clearing principle, as per Ministerial Decree 13/12/79 Art. 1 and subsequent modifications. Exploiting the same principle will enable the Group to further reduce its VAT credits in 2002.

The item "Deferred tax assets" refers to the advance taxes which have been calculated on the basis of the temporary differences arising between the book value of assets and liabilities and their corresponding fiscal values and also to the advance taxes related to losses that may be carried forward for tax purposes.

The overall balance of advance taxes as at 31 December 2001 is broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| - temporary differences (taxed funds, etc.) | 14,673 | 10,509 | 4,164 |
| - consolidation adjustments | 13,099 | 8,228 | 4,871 |
| **Total** | **27,772** | **18,737** | **9,035** |

The amount also includes advance taxes deriving from the consolidation of the Kenwood Group, which made it necessary, on completion of the takeover, to adjust the net equity as a prudential measure against the risks tied to some potential liabilities, entered under the liability item "Provision for litigation risks", and some non-expressed assets.

The credit for advance taxes does not include the 11,500 T/Euros relative to the benefit, to which some Group companies are entitled, for losses that may be carried forward for tax purposes, since at present there is no reasonable certainty of their being recovered.

**III- Short-term financial assets**

This item includes bonds, government bonds and stocks purchased for the purpose of utilizing cash surpluses.

**IV- Liquid funds**

This item refers to surpluses in transaction accounts with lending institutions and bank cheques received from some foreign branch divisions but not deposited in current accounts before 31 December, consisting mainly in payments collected from customers at the end of the year.

**D) ACCRUED INCOME AND PREPAYMENTS**

This item may be broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Accrued income: | | | |
| Financial incomes | 9,144 | 9,974 | (830) |
| Prepaid expenses: | | | |
| Advertising and insurance costs | 947 | 628 | 319 |
| Financial expenses | 2,587 | 929 | 1,658 |
| Others | 4,181 | 676 | 3,505 |
| *Total prepaid expenses* | *7,715* | *2,233* | *5,482* |
| **Total accrued income and prepayments** | **16,859** | **12,207** | **4,652** |

The accrued income is mainly related to earnings on interest and exchange rate hedging transactions.

As regards the prepaid expenses, the item "Financial expenses" refers above all to a once-for-all commission paid on issue of a bond loan and expenses related to exchange-rate hedging transactions.

The item "Others" mainly refers to stock liquidation operations carried out by some foreign-based companies in 2001.

## NOTES TO THE MAIN LIABILITY ITEMS

### A) SHAREHOLDER'S EQUITY

The movements of the items making up net equity are shown in specific schedules; below we provide some notes regarding the main items and their changes.

### I- SHARE CAPITAL

This item increased as a result of:

- A paid capital increase amounting to 129,417 T/Euros, which was approved on 18 April 2001 and fully paid up. At the same meeting it was also decided to convert the capital into Euros and to combine the shares issued by increasing their face value to 3 Euros;
- Share capital increase resulting from the public offering which took place on the occasion of the listing on the Milan Stock Exchange on 23/07/01. The operation consisted in a public offering of 37,500,000 ordinary shares in De' Longhi S.p.A. at the value of 3.4 Euros each; 11,055,000 shares were made available to the public at large in Italy and 26,445,000 shares were privately placed with professional investors in Italy and institutional investors abroad, for a total counter-value of 127.5 million Euros. Following the aforesaid public offering, the share capital of De' Longhi S.p.A. consists of 149,500,000 shares with a face value of 3 Euros and worth a total of 448.5 million Euros.

### II – ADDITIONAL PAID-IN CAPITAL

Following the aforesaid public offering, a share premium reserve of 15,000 T/Euros was established.

### IV- LEGAL RESERVE

As at 31 December 2000, this item totalled 2,358 T/Euros. The increase of 896 T/Euros compared to 2000 reflects the portion of the profits for the year 2000 appropriated to the reserve on approval of the shareholders at the general meeting of 18 April 2000.

### VII- OTHER RESERVES

**Extraordinary reserve**

The extraordinary reserve amounts to 34,588 T/Euros; The 16,904 T/Euro increase compared to 31 December 2000 reflects the allocation of the Parent Company's profit for the year 2000.

In 2000 the Group adjusted the values of some categories of assets, to align the values recognised for tax purposes with the higher values disclosed in the financial statements; in accordance with the applicable laws, a fiscal constraint was placed on the net equity item "Extraordinary reserve" (17,560 T/Euros), the balance-sheet item "Legal reserve" (2,324 T/Euros) and the item "Share capital" (99,934 T/Euros), for an overall total of 119,818 T/Euros.

### VIII- RETAINED EARNINGS

This item includes the profits reported by the consolidated companies and the effects of the adjustments made in conformity with accounting and consolidation principles.

**X- Net Equity of minority interests**

The net equity of minorities is disclosed as 291 T/Euros. The table below itemizes the minority interests held and the corresponding values with regard to net equity and the operating result.

| Company | % minority interest | Net equity | Operating result |
|---|---|---|---|
| E-Services S.r.l. | 49% | 162 | 124 |
| Sile Corpi Scaldanti S.r.l. | 8.33% | 119 | 41 |
| Climaveneta Gmbh | 30% | 10 | 49 |
| **Total** | | **291** | **214** |

A comparison between the net equity and operating result of the Parent Company De'Longhi S.p.A. and the consolidated net equity and operating result is shown below:

| | Net equity 2001 | Net equity 2000 | Profit for the year 2001 | Profit for the year 2000 |
|---|---|---|---|---|
| **Financial statements of the Parent Company** | 507,482 | 244,425 | 6,140 | 17,801 |
| Difference between Net Equity of affiliates and book value of shareholdings, net profit of consolidated companies, movements in the area of consolidation and write-off of dividends | 13,073 | (35) | 17,667 | 2,898 |
| Elimination of intercompany profits | (27,711) | (29,352) | (2,276) | (10,970) |
| Other adjustments | 31,957 | 27,072 | 4,790 | 4,722 |
| **Consolidate shareholder's equity** | **524,801** | **242,110** | **26,321** | **14,451** |
| Minorities | 291 | 329 | 214 | 105 |
| **Consolidated financial statements** | **525,092** | **242,439** | **26,535** | **14,556** |

**B)PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS**

**1- Provisions for agents leaving indemnity and similar obligations**

This item includes a "supplementary customer indemnity provision", consisting in sums set aside against potential risks for the payment of the retirement indemnities that must be paid to agents, subject to the conditions stated in art. 1751 of the civil code, as applied by the collective Business Agreements in force.

The provision underwent the following changes:

| | 2000 | Withdrawals | Allocations | Var in. area of consolid. | Trans. diff. | 2001 |
|---|---|---|---|---|---|---|
| Agents leaving indemnity | 3,308 | (302) | 782 | 640 | 6 | 4,434 |

**3- Other provisions**

The 21,138 T/Euro increase is mainly due to the change in the area of consolidation. The breakdown is as follows:

| | 2000 | Withdra. | Allocat. | Change in area of consolidation, others (*) | Trans. difference | 2001 |
|---|---|---|---|---|---|---|
| Product warranty fund | 1,232 | (113) | 596 | 863 | 9 | 2,587 |
| Provision for exchange rate fluctuations | 0 | 0 | 94 | 0 | 0 | 94 |
| Provision for returned goods | 678 | 0 | 182 | 714 | (4) | 1,570 |
| Provision for losses on investments | 0 | 0 | 645 | 0 | 0 | 645 |
| Provision for litigation risks | 5,397 | (3,299) | 1,641 | 14,854 | 3 | 18,596 |
| Other provisions | 671 | (1,385) | 2,653 | 3,796 | (111) | 5,624 |
| **Total** | 7,978 | (4,797) | 5,811 | 20,227 | (103) | 29,116 |

(*) These mainly regard reclassifications of other balance sheet items.

The product warranty fund has been set aside on the basis of a prudential estimate of warranty services to be performed on products sold as at 31 December 2001.

The provision for losses on investments relates to the share capital investment in the associated company Parex Industries Ltd.

Since 31 December 2000, the provision for litigation risks has risen by 13,199 T/Euros. The increase is due above all to the consolidation of Kenwood, which made it necessary, on completion of the takeover, to adjust the net equity of the acquired stake to take into account the risks tied to some potential liabilities, amounting to 13,388 T/Euros, and some non-expressed assets classified among the operating capital items under the heading "receivables from others".

The provision also includes sums prudentially set aside against risks of a varying nature that could determine the emergence of potential liabilities; more specifically, the sums prudentially set aside include 1,084 T/Euros to cover the risk of liabilities that may arise in connection with some claims against products sold in the American market (solely the insurance deductible that must be paid by the Parent Company). This item was lower than in 2000, thanks to the settlement of several claims. The Group is also involved in litigation with third parties and in some cases the damages claimed are considerable; in this regard, we shall note that, based on the different expert opinions we have heard, we do not believe there are any reasonable grounds for fearing that such claims will be enforced, hence the Group's financial position should not be materially affected.

The Parent Company and a subsidiary, Elba S.p.A., approved and signed an assessment issued by the Revenue Dept. of Treviso, in connection with auditing proceedings initiated by the Tax authorities for the years from 1995 to 1998. The assessment resulted in expenses for taxes (plus fines and interests) amounting to 2,095 T/Euros, of which 2,032 T/Euros were ascribed to "Extraordinary expenses" and 63 T/Euros to "Financial expenses".

## C) STAFF LEAVING INDEMNITY

The table below summarizes the movements occurring during the financial period for each category of employees.

| | Managers | Office staff | Workers | Total |
|---|---|---|---|---|
| | | | | |
| Opening balance 01.01.01 | 1,774 | 6,111 | 11,495 | **19,380** |
| Accruals | 494 | 2,062 | 3,133 | **5,689** |
| Indemnities paid | (568) | (1,750) | (3,065) | **(5,383)** |
| Change in area of consolidation and other reclassifications | 7 | 1,637 | (74) | **1,570** |
| **Closing Balance 31.12.01** | **1,707** | **8,060** | **11,489** | **21,256** |

The table below shows the number of employees per category (Group Workforce as at 31/12/01 and average 2001):

| | 31/12/2001 | Average 2001 | 31/12/2000 (*) | Average 2000 (*) |
|---|---|---|---|---|
| Workers | 3,454 | 3,609 | 2,747 | 2,754 |
| Office staff | 1,650 | 1,652 | 1,057 | 1,058 |
| Managers | 91 | 89 | 56 | 55 |
| Total | **5,195** | **5,350** | **3,860** | **3,867** |

(*) The figures as at 31/12/2000 do not take into account the acquisition of the Kenwood Group.

## D) PAYABLES

**1-Debentures**

The amount disclosed in the financial statements refers to the bond loan listed on the Luxembourg Stock Exchange, issued by the subsidiary company De' Longhi Pinguino SA in April 2000 for a total of 150 million Euros, which will mature in 2003 and accrues interests with an annual coupon of 5.625%. This loan is not secured by guarantees.

**2- Bank loans and overdrafts**

The payables to banks are broken down as follows:

| | Within one year | From one to five | Over five | Balance as at 31/12/01 | Balance as at 31/12/00 | Change |
|---|---|---|---|---|---|---|
| Current accounts | 4,635 | | | 4,635 | 6,957 | (2,322) |
| Short-term loans in Euro or foreign currency | 144,774 | | | 144,774 | 89,747 | 55,027 |
| Loans on bills portfolio | 2,533 | | | 2,533 | 28,814 | (26,281) |
| Loans on invoice advances | 6,066 | | | 6,066 | - | 6,066 |
| Short-term part of long-term loans | 16,418 | | | 16,418 | 31,642 | (15,224) |
| **Total short-term payables to banks** | | | | **174,426** | **157,160** | **17,266** |
| Long-term loans | | 198,394 | 2,328 | 200,722 | 118,115 | 82,607 |
| **Total payables to banks** | **174,426** | **198,394** | **2,328** | **375,148** | **275,275** | **99,873** |

Part of the payables to banks - a total of 20,000 T/Euros - is secured by mortgages on tangible property for an amount of 37,020 T/Euros.

Shares of the company Kenwood Appliances Plc. have also been pledged to secure a loan provided by a pool of banks to De' Longhi for the acquisition of the Kenwood Group.

For a more complete picture of the changes occurring in the Group's net financial standing, see the summary table provided in the director's report on performance and the cash flow statement.

**4- Other financing payables**

This item mainly refers to the amounts payable based on the costing of leasing contracts using the financial method and an advance received from a factoring company for a transfer of debts with recourse.

**5- Advances**

They refer to advances received from customers for supplies and as guarantee deposits.

**6- Trade payables**

The balance represents the amounts the Group must pay to third parties for the supply of goods and services; this item rose by 61,328 T/Euros compared to 2000, mainly due to the broadening of the area of consolidation.

**8- Payables to subsidiary companies**

This item regards the loan disbursed by the subsidiary Clim.Re, which has not been consolidated with the integral method.

**9- Payables to associated companies**

The item refers to commercial debts payable to Omas S.r.l.

**10- Payables to parent companies**

The amount shown includes 147 T/Euros in interests payable to De' Longhi Soparfi SA on loans paid off during the year. It also includes 11 T/Euros payable to De' Longhi Holding.
The amount payable, without interest, to De' Longhi Soparfi SA for the acquisition of shares taking place at the end of December 2000 was settled in full in 2001.

**11- Tax payables**

The breakdown is as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Direct tax payables | 33,615 | 31,753 | 1,862 |
| Indirect tax payables | 7,090 | 2,792 | 4,298 |
| Withholding tax payables | 2,883 | 3,377 | (494) |
| Other tax payables | 445 | 454 | (9) |
| **Total Tax Payables** | **44,033** | **38,376** | **5,657** |

The item "Tax payables" rose by 5,657 T/Euros, mainly as a result of the increase in indirect taxes payable by some foreign-based companies, amounting to 4,298 T/Euros.
The 1,862 T/Euro increase in the item "Direct tax payables" reflects the change in the area of consolidation, offset by the payment of the first instalment of 7,587 T/Euros of the substitute tax due in consequence of the value adjustments made by the Parent Company in 2000 to align the fiscal values of assets to the higher values disclosed in the financial statements.

**12- Social Security payables**

The amount shown includes payables to Social Security Institutions (5,039 T/Euros), Inail (National Insurance Institute for Industrial Accidents: 152 T/Euros) and other institutions (1,234 T/Euros).

**13- Other payables**

This item may be broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| To personnel | 17,733 | 14,632 | 3,101 |
| To third parties for acquisition of shares | - | 47,300 | (47,300) |
| Others | 9,864 | 5,473 | 4,391 |
| **Total Other Payables** | **27,597** | **67,405** | **(39,808)** |

The item "Payables to personnel" includes the amounts accrued but not yet paid as at the balance-sheet date.

The item payable "To third parties for acquisition of shares" included, in 2000, the residual amount payable, without interest, for the purchase of shares in DL Radiators S.p.A. from Xarroco Marketing Investments Ltda.; the amount was paid in full in 2001.

## E) ACCRUED LIABILITIES AND DEFERRED INCOME

This item may be broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Accrued liabilities: | | | |
| Expenses for hedging transactions | 4,280 | 3,583 | 697 |
| Interests on bond loan issues | 5,710 | 5,710 | 0 |
| Other accrued expenses | 3,221 | 2,851 | 370 |
| *Total Accrued liabilities* | *13,211* | *12,144* | *1,067* |
| Deferred income: | | | |
| *Total Deferred Income* | *3,886* | *2,509* | *1,377* |
| **Total Accrued Liabilities and Deferred Income** | **17,097** | **14,653** | **2,444** |

The expenses for hedging transactions refer to forward contracts in which the Group entered to hedge exchange rate risks.

The interests on bond loans refer to the financial expenses on the bond loan issued by De' Longhi Pinguino SA (for further information see the section "Debentures").

## Financial hedging instruments and other derivative contracts

In order to reduce its exposure to the financial risks tied to international commercial and financial transactions as a result of fluctuations in exchange and interest rates, the Group relies on hedging contracts within the limits defined by typical operating requirements. As at 31 December 2001, the nominal values of derivatives (net of any transactions that offset each other) currently in force were as follows:

***Exchange rate derivatives***: these include hedging transactions serving to guarantee a pre-established collection (or payment) exchange rate in the different currencies. They include both forward transactions and structured options for the currencies in which the Company's exposure is greatest (USA Dollar, Pound Sterling, Yen, Canadian dollar).

The income statement for the year only partially reflects the total positive financial effects we expect to derive from our hedging transactions, largely as a result of transactions involving the sale of Yen.
As at 31 December 2001, the nominal values of derivatives (net of any transactions that offset each other) currently in force were as follows:

| | | |
|---|---|---|
| sale of USD against EUR | USD | 62,000,000 |
| sale of GBP against EUR | GBP | 64,500,000 |
| sale of JPY against EUR | JPY | 2,700,000,000 |
| sale of CAD against EUR | CAD | 10,500,000 |
| sale of NZD against EUR | NZD | 14,277,360 |
| sale of USD against GBP | USD | 26,000,000 |

***Interest rate derivatives***: these are financial instruments that the Group uses in order to fix, in advance, a ceiling (in terms of the interbank rate, representing the benchmark for Group indebtedness) on the costs it will have to pay for part of its financial debts. These instruments traditionally have a term of several years and can also be "linked" to specific operations to raise funds in capital markets.
Of the total existing as at 31 December 2001, 150 million Euros specifically relate to a bond loan issued on the Euromarket by De' Longhi Pinguino S.A. in 2000, which falls due in April 2003.
We shall point out that the centralised management activities, insofar as the hedging of exchange and interest rate risks is concerned, will be transferred in 2002 from the parent to another group company, which will be dedicated exclusively to this activity.

## MEMORANDUM ACCOUNTS

The breakdown is as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Property c/o third parties | - | 1,244 | (1,244) |
| Other commitments | 1,746 | 884 | 862 |
| Guarantees on behalf of correlated parties | 1,236 | 3,976 | (2,740) |
| Guarantees on behalf of third parties | 9,075 | 6,422 | 2,653 |
| **Total** | **12,057** | **12,526** | **(469)** |

The item "Guarantees on behalf of correlated parties" mainly includes guarantees provided by De' Longhi S.p.a. to Immobiliare Findomestic S.r.l., against a pre-existing leasing contract stipulated by the latter with Basileasing S.p.a..

The item "Guarantees on behalf of third parties" includes:

- guarantees amounting to 6,016 T/Euros provided by the subsidiary De' Longhi America Inc. to secure a long-term lease agreement stipulated in 1999 and expiring in 2006;
- other minor guarantees provided to third parties; they were mainly issued by the subsidiary companies Climaveneta S.p.a. and Climaveneta Deutschland Gmbh.

## NOTES TO THE MAIN ITEMS COMPRISING THE INCOME STATEMENT

The data for 2000 and 2001 are not comparable since, as noted previously, the area of consolidation has undergone significant change.
In fact, the 2000 data include neither the companies acquired in December 2000 nor the Kenwood Group. For a comparison of profitability data, see the director's report on performance, which includes an assessment based on comparable pro forma data.

### A) VALUE OF PRODUCTION

Below is a breakdown of the income from sales and services and other income.

**Income by geographical region:**

| | 2001 | % | 2000 | % |
|---|---|---|---|---|
| Italy | 322,100 | 26.9 | 231,928 | 35,9 |
| United States, Canada and Mexico | 150,500 | 12.6 | 102,775 | 15.9 |
| Japan | 62,300 | 5.2 | 53,195 | 8.2 |
| Great Britain | 178,400 | 14.9 | 50,613 | 7.8 |
| Others in Europe | 319,600 | 26.7 | 158,551 | 24.6 |
| Rest of the World | 165,032 | 13.8 | 48,520 | 7.5 |
| **Total** | **1,197,932** | **100** | **645,582** | **100** |

**Income by product lines:**

| | 2001 | % | 2000 | % |
|---|---|---|---|---|
| Cooking and food preparation | 503,200 | 42.0 | 208,132 | 32.2 |
| Heating | 246,200 | 20.6 | 168,365 | 26.1 |
| Air conditioning and climate control | 256,500 | 21.4 | 165,266 | 25.6 |
| Home cleaning and ironing | 144,500 | 12.1 | 69,205 | 10.7 |
| Others | 47,532 | 4.0 | 34,614 | 5.4 |
| **Total** | **1,197,932** | **100** | **645,582** | **100** |

### 5- Other income

The item "Other income" comprises:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Transportation refunds | 8,434 | 4,690 | 3,744 |
| Trade fees | 440 | 1,141 | (701) |
| Contingent assets | 7,362 | 3,131 | 4,231 |
| Compensation for damage | 1,665 | 865 | 800 |
| Capital gains | 158 | 95 | 63 |
| Other sundry incomes | 1,930 | 4,060 | (2,130) |
| **Total** | **19,989** | **13,982** | **6,007** |

The transportation refunds include amounts debited to customers for transport expenses incurred.
The contingent assets include 1,549 T/Euros in insurance indemnities received from Assicurazioni Generali S.p.A., a tax credit of 696 T/Euros accrued in our favour, pursuant to Law 388/ 2000, in virtue of the increase in the number of our employees, 841 T/Euros in contributions for operating expenses, related to funding for applied research granted under Law 46/82, and another sum deriving from the utilisation of funds previously set aside and no longer deemed necessary.

## B) PRODUCTION COSTS

### 6- For raw and subsidiary materials and goods

The breakdown is as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Purchases of raw materials | 177,738 | 50,037 | 127,701 |
| Purchases of components | 202,845 | 167,745 | 35,100 |
| Purchases of finished products | 205,573 | 88,973 | 116,600 |
| Other sundry purchases | 7,505 | 16,357 | (8,852) |
| **Total** | **593,661** | **323,112** | **270,549** |

### 7- For services

The item "Services" is broken down as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Advertising | 51,601 | 33,119 | 18,482 |
| Temporary work | 3,364 | 2,373 | 991 |
| Outsourcing | 26,756 | 20,746 | 6,010 |
| Commissions | 24,539 | 14,437 | 10,102 |
| Transport | 48,189 | 27,629 | 20,560 |
| Technical services | 8,035 | 7,547 | 488 |
| Travel and promotional expenses | 19,516 | 10,597 | 8,919 |
| Insurance expenses | 6,205 | 2,142 | 4,063 |
| Warehouse expenses and contributions | 9,474 | 5,821 | 3,653 |
| Consulting services | 11,144 | 6,162 | 4,982 |
| Utilities | 8,323 | 4,043 | 4,280 |
| Postal and telegraph services | 3,247 | 2,172 | 1,075 |
| Third-party maintenance services | 5,176 | 2,799 | 2,377 |
| Other sundry services | 22,402 | 16,286 | 6,116 |
| **Total** | **247,971** | **155,873** | **92,098** |

**10- Amortisation, depreciation and write-downs**
Amortisation and depreciation amounted to 69,737 T/Euros, broken down as follows:

| | |
|---|---|
| Amortisation of goodwill | 17,917 Euros |
| Amortisation of intangible assets | 13,410 Euros |
| Depreciation of tangible assets | 38,410 Euros |
| **Total** | **69,737 Euros** |

For further details, see the schedules reporting the changes in tangible and intangible assets.

**12- Provisions for risks**
These items mainly refer to accruals to the provision for litigation risks, product warranty fund and supplementary customer indemnity provision, previously commented in the section on "Other provisions".

**14- Sundry operating expenses**
The breakdown is as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Contingent liabilities | 1,319 | 844 | 475 |
| Sundry taxes and duties | 3,479 | 1,256 | 2,223 |
| Losses on credits | 433 | 162 | 271 |
| Other sundry expenses | 3,857 | 2,150 | 1,707 |
| **Total** | **9,088** | **4,412** | **4,676** |

**C) FINANCIAL INCOME AND EXPENSES**

| | 2001 | 2000 | Change |
|---|---|---|---|
| Incomes from: | | | |
| - Capital gains on sales | 1,314 | 2,583 | (1,269) |
| - Dividends and tax credits | 63 | 1,797 | (1,734) |
| **Total income from equity investments (a)** | **1,377** | **4,380** | **(3,003)** |

The capital gains realised during the financial period refer to the transfer of the stake in the subsidiary Liguria Vita S.p.A. (for further details, see the section "Area of consolidation").
The item "dividends" refers to tax credits on dividends collected by E-Services Srl.

| Other financial income | 2001 | 2000 | Change |
|---|---|---|---|
| Incomes from: | | | |
| - Subsidiary companies | - | 35 | (35) |
| - Associated companies | 374 | - | 374 |
| - Parent companies | - | 207 | (207) |
| - Other income: | | | |
| - from banks | 2,002 | 4,162 | (2,160) |
| - exchange rate gains and transactions in derivatives | 32,090 | 23,882 | 8,208 |
| - sundry incomes | 1,071 | 1,832 | (761) |
| **Total (b)** | **35,537** | **30,118** | **5,419** |

| Interests and financial expenses | 2001 | 2000 | Change |
|---|---|---|---|
| Payable to subsidiary companies | 72 | 211 | (139) |
| Payable to parent companies | 147 | 3,430 | (3,283) |
| Payable to others: | | | 0 |
| - Interests payable on M.T. debts | 15,217 | 12,055 | 3,162 |
| - Interests on payables to banks | 13,691 | 2,281 | 11,410 |
| - Interests payable on bond loan issues | 8,437 | 5,710 | 2,727 |
| - Exchange rate losses and expenses for derivative transactions | 23,833 | 19,984 | 3,849 |
| - Other financial expenses | 14,023 | 6,724 | 7,299 |
| **Total (c)** | **75,420** | **50,395** | **25,025** |
| **Total Financial Income (Expenses) (a + b - c)** | **(38,506)** | **(15,897)** | **22,609** |

The sundry financial expenses mainly regard factoring commissions, financial discounts and bank charges.

## D) ADJUSTMENTS TO FINANCIAL ASSETS

This item is related to the valuation of share capital investments, appraised using the equity method, and includes a write-down of the investment in the associated company Parex Ind. Ltd. and a revaluation of the investment in Omas S.r.l..

## E) EXTRAORDINARY INCOME AND EXPENSES

**20 – Extraordinary income**
The breakdown is as follows:

| | 2001 | 2000 |
|---|---|---|
| Capital gains on sales | 547 | 152 |
| Reclassification of operating result prior to acquisition of the Kenwood group | 4,300 | - |
| Other income | 1,668 | 1,714 |
| **Total** | **6,515** | **1,866** |

The item "reclassification of Kenwood pre-takeover result" regards the integral consolidation, which, in accordance with generally accepted accounting principles, resulted in the classification of the share of profits ascribable to the previous period (1 January – 28 February 2001) under the item extraordinary income (expenses), as the group attained control at the end of February 2001. The operating result reported thus includes Kenwood's profits only for ten months.

**21- Extraordinary expenses**
The breakdown is as follows:

| | 2001 | 2000 |
|---|---|---|
| Taxes pertaining to previous years | 1,836 | - |
| Restructuring costs | 4,765 | - |
| Other extraordinary expenses | 5,652 | 12,161 |
| Total | **12,253** | **12,161** |

The taxes pertaining to previous years are mainly relative to expenses for the approved tax assessment carried out in 2001, in consequence of which the parent company had to pay 1,827 T/Euros in taxes and fines.

The item "Restructuring costs" refers above all to:
- restructuring costs borne by Kenwood in order to complete its reorganisation plan, especially in the first two months of the year, and accessory costs connected to the acquisition made by De' Longhi.
- closure of the Ariagel S.p.A. production centre, which resulted in the termination of the company's production in the factory in Candiolo (TO) and its transfer to the production facility belonging to the Parent Company, De' Longhi S.p.A.. This restructuring operation resulted in the collective dismissal of personnel (pursuant to Law 223/91 art. 4 and 24) assigned to production activities and total liabilities of 1,301 T/Euros comprising extraordinary costs for indemnities and various appropriations.
- closure of the Simac-Vetrella S.p.A. production centre in Dolo (VE) and transfer of production to the company's other factory in Gorgo al Monticano (TV). This restructuring operation resulted in extraordinary expenses amounting to 433 T/Euros for staff turnover.

The other extraordinary expenses include retirement incentives paid during 2001 and expenses pertaining to previous years.

**22- Taxes on income for the year**
The item comprises:

| | 2001 | 2000 |
|---|---|---|
| Current taxes | 21,080 | 15,263 |
| Deferred (advance) taxes | 1,994 | 6,140 |
| Total | **23,074** | **21,403** |

**Financial and business relations with parent companies, non-consolidated subsidiaries, associated companies and related parties**
Annex n. 3 provides the information required under CONSOB regulations (Communications n. 97001574 issued on 20.2.97 and n. 98015375 issued on 27.2.98).

**Directors' and Auditors' fees**
Annex n. 4 provides the information required under CONSOB regulations (directive n. 11971 issued on 14.05.1999).

**Stock options allotted to Directors**
Annex n. 5 provides the information required under CONSOB regulations (directive n. 11971 issued on 14.05.1999).

**Subsequent events**
For any information not provided herein, you may refer to the Director's report on performance.

Treviso, March 27th 2002

De' Longhi S.p.A.
On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

# *Annexes to explanatory notes*

These annexes contain additional information to that set out in the Notes to the consolidated financial statements, of which they are part as a whole.

The information is contained in the following annexes:

1. List of the companies included in the area of consolidation
2. Schedule of revalued assets
3. Financial and business relations with parent, subsidiary, associated companies and related companies
4. Fees paid to Directors and Statutory Auditors
5. Stock-Options allotted to Directors

# List of companies included in the area of consolidation as at 31st December 2001

(includes all interests above 10 percent as per CONSOB's directive n. 11971 dated 14/05/1999)

(Explanatory notes - Annex n. 1)

## List of companies included in the consolidated financial statement with the integral method:

| Company name | Registered office | Currency | Share Capital | Shares held | |
|---|---|---|---|---|---|
| | | | | Directly | Indirectly |
| ARIAGEL SPA | Candiolo (TO) | EUR | 765.000 | 100% | |
| LA SUPERCALOR SPA | Seregno (MI) | EUR | 520.000 | 100% | |
| SIMAC-VETRELLA SPA | Gorgo al Monticano (TV) | EUR | 365.000 | 100% | |
| DE' LONGHI PINGUINO SA | Luxembourg (L) | EUR | 26.500.000 | 100% | |
| DL RADIATORS SPA | Treviso | EUR | 5.000.000 | | 100% |
| DE' LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | USD | 9.100.000 | 100% | |
| DE' LONGHI LTD | Wellingborough (G.B.) | GBP | 4.000.000 | 100% | |
| DE' LONGHI FRANCE SARL | Asnieres Cedex(F) | EUR | 2.699.388 | 100% | |
| DE' LONGHI NEDERLAND BV | DB Leiden (NL) | EUR | 226.890 | 100% | |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | CAD | 1 | 100% | |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 51% | |
| DE' LONGHI JAPAN CORP | Tokyo (JAP) | JPY | 50.000.000 | | 100% |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D) | EUR | 2.100.000 | | 100% |
| DL CLIMA POLSKA SP.ZO.O | Varsavia (P) | PLZ | 4.000 | | 100% |
| Company held through a trust company (1) | Nurenberg (D) | EUR | 25.565 | | 100% |
| ELBA SPA | Treviso | EUR | 15.000.000 | | 100% |
| SILE CORPI SCALDANTI SRL | Fossalta di Piave (VE) | EUR | 93.600 | | 92% |
| CLIMAVENETA SPA | Bassano G. (VI) | EUR | 1.600.000 | | 100% |
| CLIMAVENETA GMBH | Norderstedt (D) | EUR | 306.775 | | 70% |
| KENWOOD APPLIANCES PLC | Havant (G.B.) | GBP | 4.586.000 | | 100% |
| KENWOOD MARKS LIMITED | Havant (G.B.) | GBP | 2 | | 100% |
| KENWOOD APPL. (HONG KONG) LTD | Hong Kong (Cina) | HKD | 73.010.000 | | 100% |
| TRICOM INDUSTRIES CO. LTD | Hong Kong (Cina) | HKD | 4.500.000 | | 100% |
| KENWOOD LTD | Havant (G.B.) | GBP | 5.050.000 | | 100% |
| KENWOOD INTERNATIONAL LTD | Havant (G.B.) | GBP | 20.000.000 | | 100% |
| ARIETE SPA | Prato (FI) | EUR | 8.272.000 | | 100% |
| KENWOOD APPL. (SINGAPORE) LTD | Singapore | SGD | 500.000 | | 100% |
| KENWOOD APPL. (MALAYSIA) LTD | Petaling Jaya (Malaysia) | MYR | 3 | | 100% |
| KENWWOD MANUFACTURING GMBH | Wr Neudorf (A) | EUR | 36.337 | | 100% |
| KENWOOD HOME APPL. PTY LTD | Blumberg Str. (South Africa | ZAR | 40.000 | | 100% |

(1) The interest held through a trust company regards a trading company that engages in the marketing of "heating" products in Germany; with respect to said interest, the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary to avoid causing damage to the latter or to other Group companies.

## List of companies included in the consolidated financial statement at equity:

| Company name | Book value | Registered office | Currency | Share Capital | Shares held | |
|---|---|---|---|---|---|---|
| | | | | | Directly | Indirectly |
| **Subsidiaries:** | | | | | | |
| Climre SA | 1.245 | Luxembourg (L) | EUR | 1.239.468 | 4% | 96% |
| **Associated companies:** | | | | | | |
| Omas S.r.l. | 1.171 | S. Vittorio di Gualtieri (RE) | ITL | 700.000.000 (2) | 40% | |
| Effegici S.r.l. | 71 | Gorgo al Monticano (TV) | ITL | 470.000.000 (2) | 25% | |
| Parex Industries Ltd. | 0 | Auckland (NZ) | NZD | 7.600.000 | 49% | |
| Participation held through Comitalia Trust | 3.142 | | ITL | 1.000.000.000 (2) | 40% | |

(2) Data as at 31.12.2000.

## Schedule of revalued assets

*Euro thousands*

(Explanatory notes - Annex n. 2)

| Balance sheet item | Revalued assets | | | Total revaluation |
|---|---|---|---|---|
| | 1995 merger deficit allocation | Law n.413/1991 | Other revaluation | |
| Operational real estate | 43.899 | 6.061 | 18.320 | 68.280 |
| Plant and machinery | 38.139 | 3 | 14.763 | 52.905 |
| Industrial and commercial equipment | | 55 | 3.546 | 3.601 |
| Vehicles | | 2 | 279 | 281 |
| Trademarks and rights | 119.353 | | | 119.353 |
| **Totals** | **201.391** | **6.121** | **36.908** | **244.420** |

# Financial and business relations with parent, subsidiary, associated companies and related companies

*Euro millions*

(Explanatory notes - Annex n. 3)

| | Revenues from sales | Other income | Raw material expenses and other | Financial income and expenses | Receivables | Payables |
|---|---|---|---|---|---|---|
| **Parent companies:** | | | | | | |
| De' Longhi Soparfi SA (1) | - | - | - | (0,1) | 3,8 | (0,2) |
| **Total parent companies** | - | - | - | (0,1) | 3,8 | (0,2) |
| **Subsidiaries: (2)** | | | | | | |
| Clim.Re SA | - | - | - | (0,1) | - | (1,5) |
| **Total subsidiaries** | - | - | - | (0,1) | - | (1,5) |
| **Associated companies: (3)** | | | | | | |
| Omas S.r.L | 4,1 | 0,1 | (5,9) | - | 0,7 | (3,6) |
| Parex Industries Limited | 12,8 | 0,1 | (0,4) | 0,4 | 12,5 | - |
| Comitalia Trust (6) | 0,1 | - | (4,5) | - | - | - |
| **Total associated companies** | 17,0 | 0,2 | (10,8) | 0,4 | 13,2 | (3,6) |
| **Total subsidiaries and associated companies** | 17,0 | 0,2 | (10,8) | 0,3 | 13,2 | (5,1) |
| **Related companies:** | | | | | | |
| Nauta S.r.L (4) | - | - | (0,5) | - | - | (0,1) |
| Italia Distribuidora (3) | - | - | - | - | 0,3 | - |
| Genesi S.r.l. (3) | 5,8 | - | - | - | 4,5 | - |
| Delta Erre Trust (3) (7) | - | 0,1 | (11,0) | - | 0,1 | (2,2) |
| Max Information S.r.l. (5) | - | - | (0,8) | - | - | (0,1) |
| **Total related companies** | 5,8 | 0,1 | (12,3) | - | 4,9 | (2,4) |

(1) Receivables from De' Longhi Soparfi SA are mainly referred to the sale of the participation in Liguria Vita S.p.A..
(2) Amounts regarding financial expenses of De' Longhi S.p.A..
(3) Amounts regarding trade relations.
(4) Amounts regarding air plane services.
(5) Amounts regarding marketing expenses; Max Information S.r.L. is a company in which De' Longhi S.p.A.'s director, Mr. G. Sandri, is managing director.
(6) Referral to the section "Long-term investments – Share capital investments"
(7) The company mainly produces finished goods; for this purpose the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary to avoid causing damage to the latter or to other Group companies.

Besides what exposed above, there aren't other transactions with related parties, except for the fees paid to the Studio Biscozzi e Nobili, from which the Group, during year 2001, has acquired consulting services. For a more precise detail, please refer to the comments of the Explanatory Notes in Annex n. 4 "Fees paid to Directors and Auditors".

# Fees Paid to Directors and Statutory Auditors
# (art. 78 CONSOB's directive n. 11971 dated 14.5.1999)

*Euro thousands*

(Explanatory notes – Annex n. 4)

| Interested party | Position description | | Fees | | | | |
|---|---|---|---|---|---|---|---|
| First and last name | Position held | Position lasting | Fees | | Not financial benefits | Bonus and other incentives | Other fees |
| De' Longhi Giuseppe | President | 01.01/31.12.01 | 331 | | | | 18 (1) |
| De' Longhi Fabio | Vice-President | 01.01/31.12.01 | 288 | (2) | | | 26 (3) |
| Beraldo Stefano | Managing Director | 01.01/31.12.01 | 494 | (4) | | | 13 (5) |
| Sandri Giorgio | Director | 01.01/31.12.01 | 21 | | | | |
| Gordon Colin James | Director | 18.04/31.12.01 | 21 | | | | |
| Brunetti Giorgio | Director | 18.04/31.12.01 | 21 | | | | 1,6 (6) |
| Garavaglia Carlo | Director | 18.04/31.12.01 | 21 | | | | 1,6 (7) |
| Ponzellini Gianluca | President of the Board of Auditors | 18.04/31.12.01 | 62 | | | | |
| Malerba Giancarlo | Statutory Auditor | 18.04/31.12.01 | 41 | | | | |
| Lanfranchi Massimo | Statutory Auditor | 18.04/31.12.01 | 41 | | | | |

(1) Fees due to positions held in other subsidiaries.
(2) The amount includes also the fee due to the position of Sales and Marketing Director of De' Longhi S.p.A..
(3) Fees due to positions held in other subsidiaries reversible to De' Longhi S.p.A..
(4) The amount includes also the fee due to the position of General Director.
(5) Fees due to positions held in other subsidiaries reversible to De' Longhi S.p.A..
(6)-(7) Fees due to the position of member of the Remuneration Committee and the Internal Control Committee and for the Corporate Governance.

Mr. C. Garavaglia and Mr. G. Malerba are partners of the Studio Biscozzi Nobili, to which the Group has paid fees, during year 2001, for 623 T/Euros, which include also the consulting services rendered during the IPO process.

## Stock-Options allotted to Directors
## (art. 78 CONSOB's directive n. 11971 dated 14.5.1999)

(Explanatory notes – Annex n. 5)

| Person | Allotted options during 2001 | | | Options took-up during the year | |
|---|---|---|---|---|---|
| Surname and Name | Number of buyable shares | Strike price | Exercise period | Numer of shares bought | Share price |
| Beraldo Stefano | 1.189.004 | 3,4 | 2004 - 2006 | - | - |
| De' Longhi Fabio | 608.790 | 3,4 | 2004 - 2006 | - | - |

**DE' LONGHI S.p.A.**

Headquarters Via L. Seitz, 47 – 31100 Treviso

Share capital: EUR 448,500,000.00

Listed in the Register of Companies: Court of Treviso no. 41279

Listed in the REA of Treviso no. 224758

Taxpayer's Code 11570840154 – VAT n° 03162730265

<u>Board of Auditors' Report</u>

<u>to the shareholders</u>

To the shareholders:

during the financial period ended 31 December 2001, we performed the monitoring activities required by law, in accordance with the principles of conduct for the Board of Auditors recommended by the National Boards of Professional Accountants, and furthermore taking into account the CONSOB (Italian Securities and Exchange Commission) recommendations contained in Communication n° 1025564 of 6 April 2001.

With regard to the methods adopted by the Board of Auditors in carrying out its institutional duties, we shall note that both the present members, appointed on 18 April 2001, and the previous members:

- took part in all Shareholders' and Directors' meetings held during the year and received periodic information from the Board of Directors regarding the business conducted and most significant operations undertaken by the company or by subsidiary companies;

- were able to acquire sufficient data about the evolution of the organisational process of the Group, which, as illustrated in the performance report accompanying the 2001 financial statements, pursued the expansion of its operations by reinforcing its hold over the Kenwood group, acquired in the early months of 2001, both in terms of directional activities and new procedures of governance and control. The information in question was gathered through direct audits, from the persons in charge of the functions concerned and through exchanges of data and information with the Independent Auditors;
- monitored the performance of the internal control and administrative – accounting systems to assess whether they duly satisfied operating and management requirements and whether the latter system provided a reliable picture of performance;
- verified compliance with the laws regulating the compilation of financial statements, consolidated financial statements and performance reports, through direct audits and specific information obtained from the Independent Auditors.

In the performance of the above-described monitoring activities, we detected no facts worth bringing to the attention of the Controlling Bodies or worth mentioning to Shareholders.

Moreover, in observance of the above-mentioned Consob communication issued on 6 April 2001, we provide you with the following information:

1. the most important business and financial transactions undertaken by the company and its subsidiaries were all conducted in accordance with the law and the articles of association. Based on the information gathered, we were able to ascertain that said transactions were not manifestly imprudent or risky, or likely to create a conflict of interest, or compromise in any way the integrity of the company's assets.
2. During the year, we did not observe any atypical and/or unusual transactions among group companies or with third or correlated parties.

   In their report on performance and in the explanatory notes, the Directors specify and illustrate the main transactions among group companies or with third or correlated parties, describing both their nature and financial impact. We moreover ascertained that the ordinary operational procedures currently adopted by the Group guarantee that all commercial transactions with the above-named parties are settled at market conditions.
3. In our opinion, the Directors have provided adequate information about said transactions in their report on performance.
4. The report issued on 29.03.2002 by the independent auditors Price Waterhouse Coopers S.p.A. on the consolidated financial statements of the De' Longhi Group for the year ended 31.12.2001 contains no revelations or references to information. The independent auditors' report on the 2001 financial statements of De' Longhi S.p.A., likewise issued on 29.03.2002, contains no revelations; however it calls attention to the information contained

in the explanatory notes with regard to the value adjustments entered solely for tax purposes.

5. No declarations have been filed under 2408 c.c..
6. In 2001 the Board of Auditors received some reports from a single individual about alleged irregularities occurring in the relations between said individual and the company represented by the latter and De' Longhi S.p.A., and about certain behaviours ascribable to subsidiaries of De' Longhi S.p.A. itself. The Board of Auditors conducted an investigation into these claims and found no omissions, censurable facts or irregularities.
7. In 2001 De' Longhi S.p.A. and its subsidiaries appointed PricewaterhouseCoopers S.p.A. (and Italian and foreign companies belonging to the PricewaterhouseCoopers network) to perform services other than the auditing of accounts required by law and the auditing of the biannual report; the fees, excluding out-of-pocket expenses and VAT, are itemised below (in Euros):

| Nature of assignment | Total fees |
|---|---|
| Assistance in the stock exchange listing (prospectus and comfort letters) | € 620,000.00 |
| Assistance to De' Longhi Canada (tax and accountancy consulting services) | € 40,000.00 |
| Assistance to De' Longhi Germany and De' Longhi Nederland (tax and merger consulting services, tax and accountancy consulting services) | € 55,000.00 |
| Sundry accounting services to group companies | € 30,860.00 |

Total € 745,860.00

8. We have no knowledge of any assignments made to individuals who have on-going ties with the independent auditing firm.

9. In 2001, the auditors of Price Waterhouse Coopers S.p.A. issued no opinions for the purposes of the law.

10. In 2001 the Board of Directors met 10 times and the Board of Auditors met 4 times. It shall be noted, moreover, that the "Internal Control and Corporate Governance Committee" met once, as did the "Pay Committee".

11. We have no particular observations to make as regards compliance with the principles of proper administration, which appear to have been constantly observed.

12. Notwithstanding the limitations deriving from the recentness of our appointment and the consequently limited number of audits conducted, we have no particular observations to make regarding the capacity of the organisational structure to meet the company's operating and management needs.

13. Bearing in mind the limitations stated above in item 12, it is our opinion that the internal control system is likewise suited to the companies' operational and management needs. The assessments conducted by the "Internal Control and Corporate Governance Committee" with the aid of the Board of Auditors have served to further corroborate the above opinion.

14. Based on the audits conducted up to the present, we have no particular observations to make regarding the adequacy of the administrative –

accounting system and its reliability in providing a fair picture of performance.

15. The mechanism by which directives are issued by the parent company to subsidiary companies is assured by the presence of top management officials of the parent company in the executive bodies of the subsidiaries, as well as by the organisational structure of the group, which provides for the submission of periodical informative reports to the managers of the parent company.

16. The periodic exchanges of information taking place between the Board of Auditors and the Independent Auditors, as per art. 150, section 2, Leg. Decree no. 58/1998, did not bring to light any aspects worthy of note.

17. With the Board of Directors' resolution of 18 April 2001, the company adopted a Code of Self-Regulation conforming to the model proposed by the Corporate Governance Committee of the listed companies.

18. To conclude, we shall confirm that our monitoring activities revealed no omissions, censurable facts or irregularities to disclose.

19. Finally, we hereby express our consent, for the matters lying within our province, to the approval of the financial statements for the year 2001, as presented by the Board of Directors together with the Report on performance and the proposal for the distribution of net profits formulated by the Board itself.

Treviso, 5 April 2002

Board of Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

## AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the consolidated financial statements of De' Longhi SpA and subsidiaries (De' Longhi Group) as of 31 December 2001. These consolidated financial statements are the responsibility of De' Longhi SpA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the consolidated financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion. The financial statements of some subsidiaries have been examined by other auditors who have provided us with their audit opinions. Our opinion, expressed in this report, is also based on the audits performed by these other auditors with regard to approximately 17 per cent of total consolidated assets and approximately 31 per cent of consolidated revenues.

For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report dated April 11, 2001.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60

PRICEWATERHOUSECOOPERS

3 In our opinion, the consolidated financial statements of De'Longhi Group as of 31 December 2001 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Group.

Treviso, 29 March 2002

PricewaterhouseCoopers SpA

S/ Roberto Adami
(Partner)

"This report as been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"

FAX IN

02 APR 30 AM 11:05

# Financial statements as at 31st December, 2001

De'Longhi S.p.A. – Corporate headquartes: Via L. Seitz, 47 – 31100 Treviso – Italy
Share capital: Eur 448.500.000,00
Listed in the Register of Companies: Court of Treviso at n. 41279
Listed in the R.E.A. of Treviso at n. 224758
Taxpayer's Code 11570840154 – VAT n. 03162730265

De' Longhi S.p.A.
Headquarters: Via L. Seitz, 47 – Treviso (TV)
Share capital: EUR 448,500,000 wholly paid up
Listed in the Register of Companies of the Court of Treviso at no. 41279
Listed in the R.E.A. at no. 224758

# *Report of the Board of Directors*

2001 was an extraordinary year for De' Longhi.
The company's internal growth, acquisition of Kenwood and listing in the Stock Exchange enabled it to radically strengthen its competitive standing and step forward into a leading role within the world market.

***Company Profile***

De' Longhi can boast a position of *leadership* in market segments that share a concept is comfort and well-being and embrace products ranging from heating, air-conditioning and air treatment systems to cooking and food preparation and home cleaning and ironing systems.

The takeover of Kenwood, an international specialist in the sector of appliances for food preparation, likewise active in the sector of cleaning and ironing systems through its subsidiary Ariete S.p.A., served not only to complete the range of products offered but also further accentuated De' Longhi's international vocation. Exports account for over 67% of sales revenues and the stability and effectiveness of operations abroad is mainly left up to completely controlled commercial organisations that are fully in tune with the values and competence characterising the company's culture.

The company plays a multi-specialist role in the segments it operates in, given its capacity to offer the market products with innovative technological features and a high-quality *design* and, in some cases, to anticipate and stimulate the latent needs of consumers, always with the support of vigorous communication initiatives.

De' Longhi relies on a broad industrial capacity and solid manufacturing *know-how*. It has 3 factories where, in particular, the initial processes take place, such as sheet metal forming and plastic injection moulding, critical in order to develop and realise products with distinctive quality, technology and design at a fast rate.
However, the company increasingly relies on outsourcing in order to increase flexibility and the range of available alternatives.
A great deal of attention is focused on innovation, seen as the determinant factor for the success of its products.

Thanks to the resources and skills available to it, De' Longhi has succeeded in achieving strong growth, both internally and through takeovers.

We intend to continue cultivating and reinforcing these values to ensure that shareholders will receive adequate returns on their investment.

***Significant events***

In the early months of 2001, De' Longhi S.p.A., through one of its subsidiary companies, acquired a 100% stake of Kenwood Appliances Plc. following a public purchase offer; this English company heads a group that operates in the sector of appliances for food preparation, household cleaning and ironing. The takeover bid was announced on 16 February 2001 and completed on 24 May 2001, the date marking the closure of the procedure for the purchase of shares not included in the public offer.

The purchase price of the entire stake, including accessory expenses, amounted to 76.4 million Euros.

The acquisition of Kenwood has enabled the company to improve its strategic positioning in the segment of appliances for cooking/food preparation, where it now stands as *leader* within Europe.

The quality of the brand acquired, the strong complementarity between products and distribution, the considerable synergies from a purchasing standpoint and the possibility of having a factory in China, only partly used, have enabled us to implement a plan of action that has already yielded some important results.

Less than a year after the aforesaid takeover, the balance is largely positive: revenues from sales are up 13.2% compared to the previous year, the synergies forecast at the time of the takeover have been achieved, though only partly reflected in the results reported in the 2001 income statement.

Our efforts have also enabled us to discover further synergies that will benefit future operations.

The company's organisational model was revised in order to ensure an orientation toward safeguarding and enhancing the distinctive qualities of the *brands* on the one hand, while maximising the potential synergies within the Group at the same time. To this end, the necessary steps were taken to upgrade the Chinese factory to adequate levels of efficiency and an organisational unit has been set up in China for the purpose of providing all Group brands with the best conditions for managing the purchase of finished products.

At the same time, in countries where pre-existing branches were merged (France and Germany), the respective sales forces remained unchanged.

In the month of July, after months of intense preparation, the Italian Stock Exchange admitted the ordinary shares of De' Longhi S.p.A. to a listing on the stock market. Trading started on 24 July 2001. The operation consisted in a public offering of 37,500,000 ordinary shares in De' Longhi S.p.A. at a value of 3.4 Euros each; 11,055,000 shares were made available to the public at large in Italy and 26,445,000 shares were privately placed with professional investors in Italy and institutional investors abroad, for a total counter-value of 127.5 million Euros. Following the aforesaid public offering, the share capital of De' Longhi consists of 149,500,000 shares worth a total of 448.5 million Euros.

The listing took place at an especially difficult time for the stock market; in the first months of trading share prices showed a downward trend, which was however in line with general market trends. But over time the market has gradually rewarded the quality of the work achieved by the company and the credibility of its plans.

The initial share trading price was exceeded in the month of December and the growth trend has continued in a positive fashion, with values and liquidity constantly on the rise up to the present date.

The trading price has increased by 31.5% up to today, considering a closing price of 4.47 Euros as at 25/03/2002.

***Principal results***

In 2001, De' Longhi S.p.A. earned net revenues of 568.6 million Euros. Revenues grew by 77.3 million Euros compared to 2000, equivalent to an increase of 15.7%.

EBITDA (earnings before interests, taxes, depreciation and amortisation) rose from 80.5 million Euros in 2000 (with a ratio to sales of 16.4%) to 88.9 million Euros in 2001 (with a ratio to sales of 15.6%).

EBIT went from 48.1 million Euros in 2000 to 53.0 million Euros in 2001, with an increase of 4.9 million Euros (+10.2%); the ratio to net revenues went from 9.8% to 9.3%.

Net profits decreased from 17.8 million Euros in 2000 to 6.1 million Euros in 2001; this result reflects above all the write-downs of share capital investments, partly offset by lower financial expenses and fewer extraordinary expenses.

***Market scenario***

In 2001 world GDP grew at a much slower rate than in 2000 - approximately +1.6% - despite the significant contribution of Far East countries, especially China and the Indian subcontinent.

In 2001 the economy within the EURO zone slowed down considerably; the manufacturing sector was penalised by the repercussions of the worldwide decline in demand; Internal demand within the EURO zone suffered a further setback due to the effects of inflation, which exceeded forecasts, and the consequences arising in the aftermath of September 11th.
The sharpest downturn occurred in Germany, where average yearly growth of the GDP stood at 0.6%, versus 3% in 2000. Italy and France reported growth rates of only 1.8% and 2.1% respectively.

The slowdown in growth and falling crude oil prices contributed to bring average inflation within the Euro zone down to about 3%. Consequently, at the end of the year the monetary authorities lowered interest rates from 4.75%, where they stood in April 2001, to 3.25%.
The British economy likewise saw a downturn in GDP (which grew only 1.1%) and domestic consumption, after enjoying an uptrend in growth which had culminated in 2000.

The slowdown in the expansion of the North American economy was accentuated as a result of the terrorist attacks of September 2001 (GDP grew at a rate of 0.9%). This period was also characterised by a sharp fall in domestic demand and an increase in inflation.

The Japanese economy remains caught in a recession, with decreases both in GDP (0.9%) and consumption (0.4%).

The unpropitious scenario described above had only a partial impact on the market segments we are interested in.

As regards the market for small appliances for cooking and food preparation, we witnessed a variety of phenomena, which need to be interpreted segment by segment. In Italy, there was a general growth of about 3%, the sector being buoyed by personal care products and several cooking segments. On a European level, the UK market showed considerable growth - fairly to the anomalous situation created with the winding up of the Moulinex Group. The disappearance of this player, whose shares of the market were only partly taken over by the buyer, SEB, caused a contraction in the market in general in the latter part of the year, though this was accompanied by an increase in the market shares of other brands.

As far as the North American market is concerned, though overall growth was modest, the uptrend in high-end products continued, and a good part of our range falls into this category.

Based on the data in our possession, we can affirm that the major markets for portable heating appliances enjoyed generalised growth.
Within the air treatment sector, the market for portable products - more greatly influenced by seasonal factors - underwent a decline due to a particularly cold summer in the northern hemisphere.

*Company performance*

Below we provide a reclassification of income statement data.

| | 2001 | % of sales | 2000 | % of sales | Change | Change % |
|---|---|---|---|---|---|---|
| | Euros | % | Euros | % | | % |
| Net revenues | 548.4 | 96.4% | 477.3 | 97.1% | 71.1 | 14.9% |
| Other revenues | 20.2 | 3.6% | 14.0 | 2.9% | 6.2 | 44.3% |
| **Total revenues** | **568.6** | **100.0%** | **491.3** | **100.0%** | **77.3** | **15.7%** |
| Materials consumables and goods | (299.9) | (52.7%) | (245.9) | (50.1%) | (54.0) | 22.0% |
| Services | (118.8) | (20.9%) | (107.2) | (21.8%) | (11.6) | (10.8%) |
| **Added value** | **149.9** | **26.4%** | **138.2** | **28.1%** | **11.7** | **8.5%** |
| Labour cost | (57.2) | (10.1%) | (51.3) | (10.4%) | (5.9) | 11.5% |
| Provisions | (3.8) | (0.7%) | (6.4) | (1.3%) | 2.6 | (40.6%) |
| **EBITDA-0** | **88.9** | **15.6%** | **80.5** | **16.4%** | **8.4** | **10.4%** |
| Amortisation and depreciation | (35.9) | (6.3%) | (32.4) | (6.6%) | (3.5) | 10.8% |
| **EBIT** | **53.0** | **9.3%** | **48.1** | **9.8%** | **4.9** | **10.2%** |
| Financial income (expenses) | (11.2) | (2.0%) | (13.1) | (2.6%) | 1.9 | (14.5%) |
| Other income (expenses) | (26.1) | (4.6%) | 1.3 | 0.2% | (27.4) | - |
| **Earnings before taxes** | **15.7** | **2.8%** | **36.3** | **7.4%** | **(20.6)** | **(56.7%)** |
| Income taxes | (9.6) | (1.7%) | (18.5) | (3.8%) | (8.9) | (48.1%) |
| **Net income** | **6.1** | **1.1%** | **17.8** | **3.6%** | **(11.7)** | **(65.7%)** |

Net revenues rose 15.7% in 2001 compared to 2000, above all as a result of the good performance of key segments, i.e. heating (+21.6%) and cooking and food preparation/home cleaning and ironing (+21.4%). As regards the air-conditioning segment, whose performance was in line with that of the previous year, the unfavourable summer weather conditions negatively impacted sales in 2001, especially in Italy.
With respect to sales trends in different geographical regions, we may note that the slight decrease in the Italian market - which is mainly due to the aforesaid contraction in the air-conditioning market - is offset by a substantial increase in all our major markets, above all North America and the U.K.
EBITDA amounted to 88.9 million Euros; this item increased by 8.4 million Euros compared to the year 2000 (+10.4%);

Though it grew in absolute terms, EBITDA showed a slight decline in terms of the ratio to revenues, which dropped from 16.4% to 15.6%; this mainly ascribable to the negative impact of a less favourable sales mix, given the lower incidence of sales in portable air conditioners, which yield higher-than-average margins.

EBIT amounted to 53.0 million Euros; this item increased by 4.9 million Euros compared to 2000 (+10.2%); the ratio to revenues went from 9.8% in 2000 to 9.3% in 2001.

The profit for the year amounted to 6.1 million Euros, and was thus lower than in the previous year; the overall result reflects write-downs in share capital investments, partly offset by a reduction in extraordinary expenses and improved financial management.

***Analysis of balance sheet - financial data***

Below we provide a summary of balance-sheet/financial data.

| | 2001 (A) mill. Euros | 2000 (B) mill. Euros | Change 2001-2000 (A – B) mill. Euros |
|---|---|---|---|
| Trade receivables | 138.7 | 139.5 | (0.8) |
| Inventory | 77.5 | 91.3 | (13.8) |
| Trade payables | (91.8) | (88.7) | (3.1) |
| Others | 105.6 | 77.8 | 27.8 |
| **Net Working Capital** | **230.0** | **219.9** | **10.1** |
| Non-current assets | | | |
| Intangible assets | 93.2 | 90.9 | 2.3 |
| Tangible assets | 96.3 | 101.9 | (5.6) |
| Long-term investments | 49.6 | 53.6 | (4.0) |
| Non-current liabilities | (22.2) | (30.9) | 8.7 |
| **Total capital employed** | **446.9** | **435.4** | **11.5** |
| Net equity | (507.5) | (244.4) | (263.1) |
| **Total non-financial sources** | **(507.5)** | **(244.4)** | **(263.1)** |
| **Net financial position** | **60.6** | **(191.0)** | **251.6** |

Net operating capital increased by 10.1 million Euros compared to the same period in 2000, primarily as a result of the reduction in inventories; the ratio of operating capital to sales fell in 2001 from 44.7% to 40.4%.

We shall also note the 14.7 million Euro investment made to cover the Stock Exchange listing costs.

The net financial standing reflects the share capital increase of 129.4 million Euros approved by the Shareholders during the general meeting taking place on 18 April 2001 as well as the share capital increase of 127.5 million Euros deriving from the Public offering.

The cash flow can be summarised as follows:

| | 2001 | 2000 | Change |
|---|---|---|---|
| Self-financing | 67.2 | 55.9 | 11.3 |
| Changes in net working capital | (19.4) | (8.8) | (10.6) |
| Cash flow from investing activities | (53.1) | (34.1) | (19.0) |
| Cash flow provided by movements of net equity | 256.9 | - | 256.9 |
| **Change in net financial standing** | **251.6** | **13.0** | **238.6** |

*Main subsidiary companies*

**De' Longhi Pinguino S.A.**
It is a holding company.
In the year 2001 the company acquired the shares of Kenwood Appliances Plc; among the main companies controlled by De' Longhi Pinguino S.A., we shall mention:

**DL Radiators S.p.A.**
This company, which engages in the manufacture and sale of terminal fixtures for fixed heating systems, was formed through the merger of Radel S.p.a. and DL Radiators S.p.A. taking place at the end of December 2001.
Net sales stood at 56 million Euros as at 31 December 2001 and EBITDA amounted to 7.0 million Euros (with a ratio to revenues of 12,6%).

**Elba S.p.A.**
During the year, within the framework of the group restructuring project, the sub-holding De' Longhi Divisione Cucine S.p.A. merged the subsidiary Elba S.p.A., taking on the merged company's name.
This company manufactures freestanding cookers, cooktops and built-in ovens, falling within the segment of appliances for cooking and food preparation.
Net sales stood at 71.1 million Euros as at 31 December 2001 and EBITDA amounted to 8.1 million Euros (with a ratio to sales of 11.4%).

**Climaveneta S.p.A.**
This company manufactures medium- and large-sized cooling machinery and systems for the air-conditioning segment.
In 2001, Climaveneta S.p.A. merged the former subsidiary Ergoklima S.p.A. and Micromax S.p.A.
Net sales stood at 92 million Euros as at 31 December 2001, up 12.1 million Euros compared to 2000 (+12.1%); EBITDA amounted to 13.5 million Euros - increasing by 1.6 million Euros compared to 2000 - with a ratio to sales of 14.6%, in line with the figure for the previous year.

**De' Longhi Japan Corp.**
This company distributes De' Longhi Group products in the Japanese market.
Net sales stood at 60.9 million Euros as at 31 December 2001, up 8.7 million Euros compared to 2000 (+16.7%); EBITDA amounted to 7.2 million Euros - increasing by 3.1 million Euros compared to 2000 - with a ratio to sales that rose from 7.8% to 11.9%.

The other main subsidiaries directly controlled by De' Longhi S.p.A. are:

**Ariagel S.p.A.**
This company manufactures and sells air-conditioners and other indoor air-cleaning products.
The company launched a corporate restructuring which resulted in the dismissal of the majority of its production workers as manufacturing activities were transferred to De' Longhi's factories. The company will thus focus its operations exclusively on the sale of air conditioners.
The revenues from sales totalled 14.0 million Euros at 31 December 2001; the company reported a loss of 3.6 million Euros, mainly as a result of its restructuring costs.

**Simac -Vetrella S.p.A.**
This company manufactures and sells ironing systems and appliances for food preparation and household cleaning. In addition, the company represents the thermoplastic manufacturing "pole" within the De'Longhi Group.
Sales amounted to 110.7 million Euros as at 31 December 2001 almost in line with the 2000 figure. EBITDA is disclosed as 7.4 million Euros, up 3.3 million Euros compared to 2000. The ratio to sales rose from 3.8% in 2000 to 6.6% in 2001.

**De' Longhi LTD**
This company distributes Group products in the United Kingdom.
Net sales amounted to 63.6 million Euros, up 36% compared to 2000. EBITDA is reported as 2.8 million Euros - 1 million Euros higher than in the previous year - with a ratio to sales that rose from 3.9% to 4.5%.

**De' Longhi America Inc.**
This company distributes Group products in the American market.
Sales amounted to 95.4 million Euros as at 31 December 2001, up 21.7 million Euros (+29.4%) compared to 2000. EBITDA is reported as 4.4 million Euros - 2.5 million Euros higher than in 2000 - with a ratio to sales that rose from 2.6% to 4.6%.

**Kenwood Group**
The Kenwood Group underwent a corporate restructuring aimed at simplifying its organisation. In this context, the most important companies from an operational standpoint are Ariete S.p.A. and Kenwood Limited, also in consideration of the income flows among the companies belonging to the Group.
We shall note that the aggregate data for the Kenwood Group show revenues from sales totalling 284 million Euros and an operating result of 9.1 million Euros.

***Human resources: organisation and systems***

As at 31 December 2001, De'Longhi S.p.A. employed 1,831 people (versus 1,762 in 2000), who may be classified as follows:

| | 31/12/2001 | 31/12/2000 |
|---|---|---|
| Workers | 1,286 | 1,280 |
| Office staff | 510 | 455 |
| Managers | 35 | 27 |
| TOTAL | 1,831 | 1,762 |

Based on a comparison with the data for 2000, the cost of labour rose 11.5%, arriving at 57.2 million Euros; this increase was however lower than the increase in business.
It is mainly ascribable to pay raises granted during the year, either by contract or as a reward for performance.

During the year, also to further their professional development, several company managers ventured out onto the international stage; this meets the company's need to directly monitor several critical activities and to transfer skills and *best practices* all across the organisation, while offering the managers involved an opportunity to enjoy a challenging experience in sociocultural contexts unlike those they are accustomed to.

In 2001, as in the past, the company planned and implemented countless job training, refresher and management training courses aimed at its own staff. Numerous employees from the technical-industrial, commercial, administrative and service divisions, both in Italy and abroad, took part in the courses, which were carried out both internally and with the support of external job-training agencies.

As regards the distribution/sales organisation, in 2001 the company continued in its efforts to optimise/reinforce the internal and external channels and markets through which it operates. This led, among other things, to the year-end merger of the commercial enterprises of De' Longhi and Kenwood in France and Germany. Furthermore, the company continued its reorganisation of logistic processes and flows as well as commercial planning and order management processes, which has already yielded some substantial results, its objective being to achieve a further reduction in operating capital.

**Quality**

During the year, the company continued its quality control restructuring project, which aimed to extend the quality standards of De' Longhi to all the major Group companies. We expect to obtain ISO 9001 Certification for the fixed air-conditioner manufacturing division of De' Longhi S.p.A. before the end of 2002.

**Logistics**

In 2001, work also began to expand the finished products warehouse in Mignagola, as part of a project to move Kenwood's central European warehouse from Holland to Treviso, Italy. De' Longhi will work on behalf of Kenwood to maximise efficiency in deliveries.
Direct deliveries increased in 2001, especially in France, Great Britain and Germany.

**Distribution**

In 2001, our affiliate Parex Industries Limited took over distribution of Kenwood products in New Zealand and Australia, which was previously entrusted to a distributor.
In South Africa the pre-existing branch division of Kenwood was assigned to distribute De' Longhi products, previously sold through a distributor. Ariete opened a branch in Spain.
New sales personnel were recruited in Austria and provided with logistic

## Information systems

The company's information systems are essentially based on SAP management software, which permits an integrated management of all the main aspects tied to production and trade activities, including logistics, supplies, stock, orders, sales and the handling of raw materials, semi-finished goods and finished products.

The projects undertaken fit into the strategy of:

- extending a "single integrated" system to all Group companies in order to ensure more reliable, prompter information and more efficient management of intercompany relations as well as better control over the companies' activities;
- computerising an increasing number of processes to improve the efficiency of internal organisational structures, exploiting the potentialities offered by the software used;
- Improving the management of relations with third parties (customers and suppliers) by exploiting the new technologies that rely on use of the Internet.

In the year 2001, several important projects were carried out, including the extension of the SAP system to the branch divisions in Germany and France, which were moreover integrated with the former divisions of the Kenwood Group, the implementation and development of software for managing the consolidation of statutory and performance data, the development of new and more efficient procedures for commercial planning management extended to sales divisions and the planning of procedures with visibility on a European scale, the introduction of Internet management of orders from service centres and De' Longhi control over direct purchases.

## Risk coverage

The company has broad insurance coverage to protect its main assets (tangible fixed assets and receivables) and protect itself from the possible liabilities connected with sold products.

***Research & development***

The company's research and development department dedicates substantial resources to this activity. These considerable investments have enabled the company to gain competitive advantages and consolidate them over time.

The activities conducted have also allowed it to take advantage of the benefits granted under Law 46/82 and subsequent modifications for investments in applied research and technological innovation. Said benefits consist in long-term loans at special low interest rates and lump sum grants.

In the segment of wall-mounted air conditioners interesting solutions were devised - based on the use of the Internet - to upgrade and increase existing functions with the possibility of tele-management and remote control features that are highly innovative in comparison with current market standards.

Again with regard to the production of air conditioners, we shall emphasize that the E.U. has banned the use of the refrigerant gas R22 in the production of cooling appliances only as of 01/06/2002 and for appliances with heat pumps as of 1/01/2004, within the framework of its policies to protect the ozone layer. The use of R22 continues to be allowed in the rest of the world.

The possible alternatives in Europe will be of two types: synthetic gases and

for employing natural gases, whose use is strongly supported by the public opinion and institutions concerned about protecting the environment.
In this context of regulatory change, De' Longhi's technological know-how should serve to strengthen its competitive advantage in the segment of portable air conditioners, where it has always enjoyed world leadership.
However, given the complex, evolving scenario which is subject to many technological and market factors that will determine future, final choices, the company has decided to develop the different technological alternatives throughout its product range, being equipped with the resources, know-how and means needed to achieve this purpose.

In 2001 the costs incurred for research and development totalled about 6.3 million Euros, entirely expensed as incurred.

In view of the benefits to which the company may be entitled under the law, below we provide the information required.

<u>Nature and description of research & development activities</u>
These activities included various research projects dedicated to the air-conditioning sector (2.3 million Euros), the heating sector (1.0 million Euros) and small home appliances (3.0 million Euros);

<u>Nature and description of costs deducted as per Dpr (President's decree) no. 917/86</u>
The expenses incurred during the year may be broken down into (i) labour costs for Research & Development personnel, amounting to 4.3 million Euros, (ii) instrument and equipment costs, amounting to 0.3 million Euros and (iii) costs of technological consulting services, for the acquisition of know-how and general expenses, amounting to 1.7 million Euros.

<u>Description of the fundamental results achieved and the possible benefits in terms of know-how</u>
As proof of the capacity for innovation expressed by the company at this time and as justification, therefore, of the investments made, we call attention to the registration of some important inventions.

***Investments and products***

In 2001 the commitment to research and development was concretely manifested in the launching of a series of new products to support the various product families in which De' Longhi specialises:

In the "Cooking and food preparation" segment, the traditional range of 12-litre ovens was broadened to include a "retro" model and the range of 28-litre ventilated ovens was enriched with functions such as a rotisserie and new user-friendly electronics for the USA and Canadian markets.
The range of coffee machines with pumps was further reinforced by the introduction of a new electronic model featuring temperature control, new models for filter packets and a new middle-priced model.
The Group increased its share of the important British market in almost every product segment, thanks above all to the new products.

The "Air conditioning and air treatment" segment saw the introduction of a new air/air conditioner marketed with the Superclima brand and the development of "telegate" technology, thanks to which the functions of our air conditioners can be controlled through the Internet.

In the "Heating" segment, the range of appliances featuring "ECC" intelligent electronics was broadened to include a fan heater, convector and radiator model.

In the "Household products and ironing" segment, the Group renewed the range of electric brooms aimed at the Italian market with the introduction of high-performance motors on class A models and launched a new vacuum cleaner with a filtering system and multifunctional steam cleaners.

In 2001 the company invested approximately 26.6 million Euros in advertising and communication. The campaigns were concentrated in the spring-summer (the cleaning and air conditioning season), and continued up to October both for small home appliances and dehumidification systems.

The advertising drive successfully backed the launching of the Colombina class A as well as the marketing efforts already undertaken in 2000 to promote the new Pinguino Air/water with turbopower, the dual oven, rotating deep fryers and wall-mounted air conditioners.

We also undertook press campaigns to promote small appliances, coffee machines in particular, and initiatives at points of sale to support climate control products and decision-making and small home appliances.

As regards the export market, we witnessed the launching of a new television format "living innovation", with filmed spots on deep fryers and coffee machines which, besides focusing consumers' attention on the benefits deriving from De' Longhi products, promote an image of the De' Longhi brand that is consistent with the tradition of innovation distinguishing it, together with its design and the prestige of products made in Italy.

Ad hoc communication initiatives continued in Japan and the United States, while press advertising activities were also conducted in Eastern European countries.

***Stock option plans***

The month of July 2001 saw the implementation of the stock option plan approved by the Board of Directors on 12 June 2001, whose objectives include building up the loyalty of key resources by focusing their attention on medium- and long-term factors of success, and maintaining or improving the Group's competitiveness in the domestic and international market from the pay standpoint by introducing an economic variable correlated to the creation of value for the company and shareholders.

The option plan was carried out on the approval of the shareholders, who during the extraordinary general meeting of 18 April 2001 authorized the Board of Directors, for a period not to exceed five years, to undertake a paid increase in capital by issuing a maximum of 7,500,000 ordinary company shares

The initiative involved 63 Italian and foreign employees covering key positions within the Group, whom were allotted an overall total of about 6,900,000 options.

Entitlement to part of the options granted is conditional upon the holders' maintaining their working relationship with the Group; the remaining part, ranging from 40% to 50% of the total, is also conditional on the achievement of some of the goals defined within the framework of the 2001 – 2003 Strategic Plan, with regard to EBITDA and the ratio between Net Operating Capital and net total revenues.

Any options granted may be exercised by participants in the plan to an extent of 50% starting from 2004; the remaining50% may be exercised in the year 2005 and up to 28.02.2006, within the framework of the periods defined.

*Corporate Governance*

For information regarding Corporate Governance, the reader should refer to the report drawn up in accordance with Art. IA 2.12 of the Stock Exchange Regulatory Guidelines, which includes complete information about the implementation status of the Corporate Governance system.
This report will be registered with the Italian Stock Exchange.

*Shares held by Directors and Auditors*

Pursuant to art. 79 of Consob (Italian Securities and Exchange Commission) directive n. 11971 of 14/05/1999, we hereby provide information relative to the shares held by directors and auditors in De' Longhi S.p.A. and its subsidiaries.

| Last and first name | Affiliate | Ownership as at 31/12/00 | Purchases 2001 | Sales 2001 | Ownership As at 31/12/2001 |
|---|---|---|---|---|---|
| De' Longhi Giuseppe | De' Longhi SpA | 340 | 7,250 | - | 7,590 |
| De' Longhi Giuseppe | Elba SpA | 90 | - | - | 90 |
| De' Longhi Fabio | De' Longhi SpA (*) | - | 130,000 | - | 130,000 |
| De' Longhi Fabio | De' Longhi Pinguino S.A. | 1 | - | - | 1 |
| Beraldo Stefano | De' Longhi SpA | - | 15,500 | - | 15,500 |
| Sandri Giorgio | De' Longhi SpA | - | 30,000 | - | 30,000 |
| Lanfranchi Massimo | De' Longhi SpA (*) | - | 750 | - | 750 |

(*) shares held indirectly and/or through family members are also included.

*Relations with parent, subsidiary, associated companies and related parties*

In reference to Consob communications n. 97001574 dated 20/02/97 and n. 98015375 dated 27/02/98, which concern relations with Group companies and correlated parties, we note that all the transactions taking place fell within the scope of ordinary Group operations, with the exceptions already described in the explanatory notes, and were stipulated at normal market conditions. Furthermore, no significant transactions of an atypical nature can be reported.
The effects deriving from De' Longhi's relations with parent, subsidiary and associated companies and correlated parties are summarised in the explanatory notes.

*Euro*

In 2001 the company completed the conversion of its accounts to the Euro.

*Events subsequent to close of year*

No significant events may be reported.

*Foreseeable prospects/progress in operations*

The results of the first months of the current year, though they are not particularly indicative, given that they refer to the least favourable period of the year in terms of earnings (the heating and air-conditioning lines are not at the peak of their respective business seasons), confirm expectations of further significant growth compared to the same period of last year.

Steel prices were down sharply from the previous year's average and this trend is likely to persist, also due to the recent introduction of customs barriers in the USA.

***Proposal for the allocation of profits***

In submitting the financial statements for the year 2001 to the shareholders for approval, we propose that the net profit of 6,140,325 Euros be allocated as follows:

- 307,016 Euros to the Legal Reserve;
- 4,933,500 Euros to the Shareholders, through the distribution of a gross dividend of 0.033 Euros on each of the 149,500,000 shares in circulation, with the attribution of the tax credit provided under art. 14 D.P.R. (President's Decree) n. 917 of 1986;
- 899,809 Euros to the Extraordinary Reserves.

Treviso, March 27th 2002

On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

*DE' LONGHI S.P.A. FINANCIAL STATEMENTS - ASSETS*

*(Amounts in Euro)*

| ASSETS | 31.12.2001 Partial | 31.12.2001 Total | 31.12.2000 Partial | 31.12.2000 Total |
|---|---|---|---|---|
| **A) RECEIVABLES FROM SHAREHOLDERS** | | 0 | | 0 |
| **B) ASSETS** | | | | |
| I - INTANGIBLE ASSETS | | | | |
| 1) Start-up expenses | | 11.739.928 | | 40.752 |
| 2) Research, development and advertising | | 139.763 | | 110.861 |
| 3) Industrial and other patent rights | | 1.740.947 | | 1.338.685 |
| 4) Concessions, licenses, trademarks and similar rights | | 78.784.885 | | 88.643.223 |
| 5) Goodwill | | 161.184 | | 193.421 |
| 7) Others | | 659.957 | | 548.867 |
| TOTAL INTANGIBLE ASSETS | | 93.226.864 | | 90.875.409 |
| II - TANGIBLE ASSETS | | | | |
| 1) Land and buildings | | 59.253.845 | | 61.467.509 |
| 2) Plant and machinery | | 26.890.539 | | 29.040.872 |
| 3) Industrial and commercial equipment | | 7.951.871 | | 8.994.089 |
| 4) Other assets | | 1.503.308 | | 1.930.594 |
| 5) Assets under construction and advances to suppliers | | 659.608 | | 474.939 |
| TOTAL TANGIBLE ASSETS | | 96.259.171 | | 101.908.003 |
| III - FINANCIAL ASSETS | | | | |
| 1) Equity investments in: | | | | |
| a) subsidiaries | 45.110.028 | | 47.295.946 | - |
| b) associated companies | 4.362.701 | | 6.148.075 | |
| c) other companies | 152.076 | 49.624.805 | 152.556 | 53.596.577 |
| 2) Accounts receivables due from: | | | | |
| subsidiaries | | | | |
| - within 1 year | 393.590.148 | | 10.687.858 | |
| - more than 1 year | 4.708.895 | 398.299.043 | 62.213.100 | 72.900.958 |
| b) associated companies | | 6.198.655 | | |
| c) parent companies | | 0 | | 0 |
| d) other companies | | | | |
| - within 1 year | 55.736 | | 52.529 | |
| - more than 1 year | 505.090 | 560.826 | 733.991 | 786.520 |
| Total receivables | | 405.058.524 | | 73.687.478 |
| TOTAL FINANCIAL ASSETS | | 454.681.329 | | 127.284.055 |
| TOTAL FIXED ASSETS | | 644.167.164 | | 320.067.467 |
| **C) CURRENT ASSETS** | | | | |
| I - INVENTORY | | | | |
| 1) Raw materials and consumables | | 29.504.849 | | 34.836.076 |
| 2) Work in progress | | 7.958.951 | | 7.137.494 |
| 4) Finished goods and materials | | 40.090.885 | | 49.303.602 |
| TOTAL INVENTORY | | 77.554.685 | | 91.277.172 |
| II - RECEIVABLES | | | | |
| 1) From customers: | | 138.683.295 | | 139.488.236 |
| 2) From subsidiaries | | 168.921.358 | | 107.921.539 |
| 3) From associated companies | | | | 1.305.937 |
| - within 1 year | 5.138.919 | | | |
| - more than 1 year | 680.333 | 5.819.252 | | |
| 4) From parent companies | | 3.305.821 | | 207.080 |
| 5) Other receivables | | | | |
| - within 1 year | 6.440.198 | | 21.312.591 | |
| - more than 1 year | 7.160.722 | 13.600.920 | 1.531.522 | 22.844.113 |
| TOTAL RECEIVABLES | | 330.330.647 | | 271.766.905 |
| III - SHORT TERM FINANCIAL ASSETS | | | | |
| 4) Equity investments | | 905.659 | | 905.659 |
| 6) Other securities | | | | 129.316 |
| TOTAL SHORT TERM FINANCIAL ASSETS | | 905.659 | | 1.034.975 |
| IV - LIQUID FUNDS | | | | |
| 1) Cash in bank | | 17.061.976 | | 21.916.697 |
| 2) Cheques | | 796.981 | | 494.722 |
| 3) Cash in hand | | 115.573 | | 156.931 |
| TOTAL LIQUID FUNDS | | 17.974.530 | | 22.568.350 |
| TOTAL CURRENT ASSETS | | 426.765.521 | | 386.647.402 |
| **D) PREPAYMENTS AND CURRENT INCOME** | | | | |
| 1) Accrued income | | 1.833.292 | | 1.675.638 |
| 2) Prepaid expenses | | 1.290.834 | | 1.421.286 |
| TOTAL PREPAYMENTS AND CURRENT INCOME | | 3.124.126 | | 3.096.924 |
| **TOTAL ASSETS** | | 1.074.056.811 | | 709.811.793 |

*DE' LONGHI S.P.A. FINANCIAL STATEMENTS - LIABILITIES*
*(Amounts in Euro)*

| LIABILITIES | 31.12.2001 | | 31.12.2000 | |
|---|---|---|---|---|
| | Partial | Total | Partial | Total |
| **A) SHAREHOLDER'S EQUITY** | | | | |
| I - SHARE CAPITAL | | 448.500.000 | | 206.582.760 |
| II - ADDITIONAL PAID-IN CAPITAL | | 15.000.000 | | 0 |
| III - REVALUATION RESERVE | | 0 | | 0 |
| IV - LEGAL RESERVE | | 3.253.678 | | 2.357.637 |
| V - RESERVE FOR TREASURY STOCK ON HAND | | 0 | | 0 |
| VI - STATUTORY RESERVE | | 0 | | 0 |
| VII - OTHER RESERVES | | 34.588.590 | | 17.683.931 |
| IX - NET INCOME (LOSS) FOR THE YEAR | | 6.140.325 | | 17.800.700 |
| TOTAL SHAREHOLDER'S EQUITY | | 507.482.593 | | 244.425.028 |
| **B) PROVISION FOR CONTINGENCIES AND OBLIGATIONS** | | | | |
| 1) Provisions for agents leaving indemnity and similar obligations | | 1.564.043 | | 1.372.780 |
| 3) Other provisions | | 4.875.359 | | 6.829.626 |
| TOTAL | | 6.439.402 | | 8.202.406 |
| **C) STAFF LEAVING INDEMNITY** | | 10.337.038 | | 9.855.554 |
| **D) PAYABLES** | | | | |
| 3) Bank loans and overdrafts: | | | | |
| - within 1 year | 75.823.901 | | 31.211.271 | |
| - more than 1 year | 124.914.263 | 200.738.164 | 91.431.649 | 122.642.920 |
| 4) Other financing payables | | 0 | | 0 |
| 5) Advances | | 628.808 | | 2.356.265 |
| 6) Trade payables | | 91.834.385 | | 88.717.926 |
| 8) Payables due to subsidiaries | | | | |
| - within 1 year | 41.723.163 | | 27.388.492 | |
| - more than 1 year | 174.680.154 | 216.403.317 | 163.760.951 | 191.149.443 |
| 9) Payables due to associated companies | | 3.576.842 | | 707.110 |
| 10) Payables due to parent companies | | 11.288 | | 10.895 |
| 11) Payables due to tax authorities | | | | |
| - within 1 year | 12.117.705 | | 13.030.942 | |
| - more than 1 year | 8.226.957 | 20.344.662 | 15.175.144 | 28.206.086 |
| 12) Social security payables | | 2.430.762 | | 2.154.049 |
| 13) Other payables | | 10.518.230 | | 8.623.483 |
| TOTAL PAYABLES | | 546.486.256 | | 444.568.177 |
| **E) ACCRUED LIABILITIES AND DEFERRED INCOME** | | | | |
| 1) Accrued liabilities | | 2.336.500 | | 2.760.628 |
| 2 Deferred income | | 975.022 | | |
| TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME | | 3.311.522 | | 2.760.628 |
| TOTAL LIABILITIES | | 566.574.218 | | 465.386.765 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | | 1.074.056.811 | | 709.811.793 |
| **MEMORANDUM ACCOUNTS** | | | | |
| - Guarantees on behalf of subsidiaries associated companies | | 220.752.005 | | 247.734.097 |
| - Guarantees on behalf of third parties | | 1.951.000 | | 3.978.000 |
| TOTAL MEMORANDUM ACCOUNTS | | 222.703.005 | | 251.712.097 |

(Amounts in Euro)

| INCOME STATEMENT | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) INCOME | | | | |
| 1) Net revenues from the sale of goods and services | | 548.392.175 | | 477.324.466 |
| 2) Changes in work in progress and finished goods (inventory) | | (8.391.259) | | 16.435.385 |
| 4) Increases in fixed assets for internal work | | 1.831.460 | | 1.998.881 |
| 5) Other income | | 20.234.962 | | 14.022.228 |
| VALUE OF PRODUCTION (REVENUE) | | 562.067.338 | | 509.780.960 |
| B) EXPENSES | | | | |
| 6) Raw and subsidiary material and goods | | 288.025.850 | | 273.281.871 |
| 7) Services | | 113.255.213 | | 101.267.535 |
| 8) Leases | | 3.219.331 | | 2.236.296 |
| 9) Personnel costs: | | | | |
| a) salaries and wages | 40.536.415 | | 36.050.914 | |
| b) social security costs | 13.477.273 | | 12.352.968 | |
| c) severances payments | 2.857.477 | | 2.632.073 | |
| e) other costs | 316.922 | 57.188.087 | 281.693 | 51.317.648 |
| 10) Amortisation, depreciation and writedowns: | | | | |
| a) amortisation of intangible fixed assets | 14.127.273 | | 11.083.679 | |
| b) amortisation of tangible fixed assets | 21.760.109 | | 21.377.242 | |
| d) writedowns of trade receivables | 1.817.939 | 37.705.321 | 3.008.158 | 35.469.079 |
| 11) Changes in stock of raw materials and consumables | | 5.331.227 | | (6.908.785) |
| 12) Provision for risks | | 1.947.675 | | 3.355.876 |
| 14) Sundry operating expenses | | 2.291.751 | | 3.685.439 |
| TOTAL PRODUCTION COSTS (EXPENSES) | | 508.964.455 | | 461.704.959 |
| DIFFERENCE BETWEEN REVENUES AND EXPENSES (A-B) | | 53.102.883 | | 48.076.001 |
| C) FINANCIAL INCOME AND EXPENSES | | | | |
| 15) Income from equity investments: | | | | |
| a) from subsidiaries | 48.916 | | 0 | |
| d) others | 1.376.652 | 1.425.568 | 11.017.723 | 11.017.723 |
| 16) Other financial income: | | | | |
| c) from securities entered as current assets that aren't equity investments | 7.152 | | 1.599.461 | |
| d) other income: | | | | |
| - from subsidiaries | 11.546.814 | | 102.490 | |
| - from associated companies | 374.051 | | | |
| - from parent companies | | | 207.080 | |
| - others | 11.358.017 | 23.284.834 | 14.719.692 | 16.628.723 |
| 17) Interest and other financial expenses: | | | | |
| a) from subsidiaries | (2.501.439) | | (1.605.971) | |
| b) from parent companies | | | (3.429.740) | |
| c) others | (31.961.409) | (34.462.848) | (24.713.552) | (29.749.263) |
| TOTAL FINANCIAL INCOME AND EXPENSES | | (9.752.446) | | (2.102.817) |
| D) ADJUSTMENTS TO FINANCIAL ASSETS | | | | |
| 18) Revaluations: | | | | |
| a) of equity investments | | | | 702.368 |
| 19) Writedowns: | | | | |
| a) of equity investments | | (24.853.169) | | (291.885) |
| TOTAL ADJUSTMENTS TO FINANCIAL ASSETS | | (24.853.169) | | 410.483 |
| E) EXTRAORDINARY INCOME AND EXPENSES | | | | |
| 20) Income: | | | | |
| b) other | | 86.713 | | 1.266.850 |
| 21) Oneri: | | | | |
| c) other extraordinary expenses | | (2.795.250) | | (11.392.066) |
| TOTAL EXTRAORDINARY INCOME AND EXPENSES | | (2.708.537) | | (10.125.216) |
| NET INCOME (LOSS) BEFORE INCOME TAX | | 15.788.731 | | 36.258.451 |
| 22) Income taxes | | (9.648.406) | | (18.457.751) |
| 23) NET INCOME | | 6.140.325 | | 17.800.700 |

*DE' LONGHI S.P.A. FINANCIAL STATEMENTS*
*(amounts in EURO)*

## Cash flows for the years 2001 and 2000

| | 2001 | 2000 | Change |
|---|---|---|---|
| **Cash flow provided (used) by operating activities** | | | |
| Profit for the year | 6.140.325 | 17.800.720 | (11.660.395) |
| Depreciation | 35.887.382 | 32.460.865 | 3.426.517 |
| Accruals and write-downs less amounts drawn | 25.131.682 | 5.714.596 | 19.417.086 |
| **Total self-financing** | **67.159.389** | **55.976.181** | **11.183.208** |
| Changes in working capital: | | | |
| Trade receivables | 806.700 | 4.669.803 | (3.863.103) |
| Net inventories | 13.722.486 | (25.344.089) | 39.066.575 |
| Trade payables | 1.389.000 | 10.798.081 | (9.409.081) |
| Other payables, receivables, expenses and income | 2.515.713 | 9.694.412 | (7.178.699) |
| Receivables from and payables to parent, subsidiary and associated companies | (37.823.871) | (8.626.380) | (29.197.492) |
| **Total changes in in working capital** | **(19.389.972)** | **(8.808.172)** | **(10.581.800)** |
| **Cash flow (used) by investing activities** | | | |
| Investments in tangible fixed assets | (16.111.277) | (12.175.988) | (3.935.289) |
| Share capital investments | (20.881.396) | (29.837.781) | 8.956.385 |
| Investments in intangible fixed assets | (16.478.527) | (1.747.690) | (14.730.837) |
| Net change in receivables from others | 225.694 | 9.637.602 | (9.411.908) |
| **Total cash flow (used) by investing activities** | **(53.245.506)** | **(34.123.857)** | **(19.121.649)** |
| **Cash flow provided (used) by changes in shareholder's equity** | | | |
| Share capital increase and share premium | 256.917.240 | 0 | 256.917.240 |
| **Total cash flow provided (used) by changes in shareholder's equity** | **256.917.240** | **0** | **256.917.240** |
| **Net financial position change** | **251.441.151** | **13.044.152** | **238.396.999** |
| Net financial position as at 31 December 2000 | (190.919.138) | (203.963.290) | 13.044.152 |
| **Net financial position as at 31 December 2001** | **60.522.013** | **(190.919.138)** | **251.441.151** |

| | | | |
|---|---|---|---|
| Change in extraordinary reserve for tax compensation | 0 | (22.763.871) | 22.763.871 |
| "Other payables" change for substitution tax | 0 | 22.763.871 | (22.763.871) |

*DE' LONGHI S.P.A. FINANCIAL STATEMENTS*
*(Amounts in Euro thousands)*

**Statement of changes in shareholder's equity for the financial period ended 31 December 2001**

| | Share capital | Additional paid-in capital | Legal reserve | Other reserves | Net income (loss) of the period | Total |
|---|---|---|---|---|---|---|
| Balance as at 1st January 2001 | 206.583 | 0 | 2.358 | 17.684 | 17.801 | 244.426 |
| Appropriation of result for year 2000 as per extraordinary assembly dated 18/04/01 | | | 896 | 16.905 | (17.801) | 0 |
| Share Capital exchange to Euro as per extraordinary assembly dated 18/04/01 | 1.417 | | | | | 1.417 |
| Share capital increase as per extraordinary assembly dated 18/04/01 | 128.000 | | | | | 128.000 |
| Share capital increase due to the listing in the Stock Exchange Market on 24/07/01 | 112.500 | 15.000 | | | | 127.500 |
| Net income | | | | | 6.140 | 6.140 |
| Balance as at 31st December 2001 | 448.500 | 15.000 | 3.254 | 34.589 | 6.140 | 507.483 |

# EXPLANATORY NOTES

## INTRODUCTION

The financial statements for the year ended 31 December 2001 have been drawn up in accordance with the guidelines provided by the Civil Code, integrated by the accounting principles set forth by the National Boards of Professional Accountants and the directives of the Consob (Italian Securities and Exchange Commission). They comprise the balance sheet, income statement and these explanatory notes.

Moreover, they furnish all the complementary information deemed necessary in order to provide a true and accurate picture of the company's financial position, even if not specifically required by law. The accounting principles adopted are consistent with those of the previous year and comply with the specifications of art. 2426 of the civil code.

In the financial statements as at 31December 2001 the corresponding items of the financial statements as at 31 December 2000 are shown.

To facilitate interpretation and for the sake of clarity, the amounts shown are expressed in T/Euros (thousands of Euros).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The most important accounting principles adopted in the preparation of the financial statements for the year ended 31 December 2001 are the following:

**a- Intangible assets**

Intangible assets are valuated at their purchase cost, plus any additional value and are systematically amortised on the basis of their future life.

The "start-up and expansion costs", which include incorporation expenses, costs for capital increases and for gaining admission to a listing on the Milan Stock Exchange, are amortised in a period of five years.

Research and development costs are expensed unless they pertain to the realisation of specific, clearly defined products whose technical feasibility has been reasonably demonstrated, and for which a future market is reasonably presumed to exist. The book value is systematically written off in a period of five years.

Licences, trademarks and kindred rights are amortised on the basis of their remaining future utility, estimated as twenty years for trademarks and four years for user rights. As regards trademarks, additional amortisation is calculated solely for tax purposes and within the limits allowed by tax laws.

Goodwill is systematically amortised over a period of 10 years, which may reasonably be considered as representative of its useful life.

It should be noted that, pursuant to art. 2426 of the civil code, until start-up and expansion costs, research, development and advertising costs having long-term utility are completely amortised, dividends may be distributed only if the remaining available reserves are sufficient to cover the remainder of the capitalised costs.

**b- Tangible assets**

Tangible assets are valuated at their purchase or production cost, inclusive of any directly ascribable ancillary expenses, as well as a portion of indirect costs that may be reasonably ascribed to the assets themselves, and shown net of accumulated depreciation; some categories of assets have undergone revaluations pursuant to Laws n. 576/75, n.72/83 and n. 413/91.

Any tangible asset that, at the closure of the financial period, reveals lasting declines in value is written down accordingly; the original book value is restored in subsequent financial periods if the reasons for the write-down no longer subsist.

Depreciation is systematically calculated on a straight-line basis, according to the presumed useful life of the assets themselves, starting from the year of their entry in the books; the charge is reduced by one half in the first year. The following rates are applied:

| | |
|---|---|
| Buildings | 3.0% |
| Lightweight constructions | 10.0% |
| General/specific plant | 10.0% |
| Large specific plant | 15.5% |
| Ovens | 15.0% |
| Miscellaneous equipment | 25.0% |
| Purification systems | 15.0% |
| Office furnishings and equip. | 12.0% |
| Electromechanical equipment | 20.0% |
| Transport vehicles | 20.0% |
| Automobiles | 25.0% |

In the years in which the company takes advantage of the tax benefits deriving from accelerated depreciation, the latter is shown together indistinctly with ordinary depreciation charges and is offset by a direct reduction of the corresponding tangible asset items. The accounting effects of accelerated depreciation, for the purposes of the income statement and balance sheet, are explained in the comment to the item "tangible assets".
Routine maintenance costs are wholly expensed as incurred; any maintenance costs serving to increase the life of the assets to which they pertain are attributed to the assets themselves and amortised on the basis of their estimated future utility.

**c- Financial assets**
Share capital investments are valuated on the basis of their purchase cost, adjusted to reflect any losses in value judged to be of a lasting nature; the original book value is restored in subsequent financial periods should the reasons for the write-down no longer subsist.

**d- Inventory**
Inventories are shown either at the purchase or production cost or the presumable market value, whichever is lower; the latter value is determined using the weighted average cost method. The cost of production has been used for finished and semi-finished products; the valuation of work in progress again takes into account the cost of production, according to the actual stage of work completed at the end of the year. Obsolete or slow-moving stock is depreciated, according to its estimated future utility, through a specific inventory valuation adjustment allowance.

**e- Receivables and payables**
Receivables are shown at their presumable realisation value, i.e. net of appropriate provisions for doubtful debts, determined in accordance with the prudence principle.
Payables are shown at their nominal value.

**f- Short-term financial assets**
The book value of securities is shown either at the purchase cost or at the estimated realisation value, if assumed to be lower on the basis of market trends; the original value is restored in subsequent financial periods if the reasons for the write-down no longer subsist.

**g- Accrued income, prepayments, accrued liabilities and deferred income**
Accrued income, prepayments, accrued liabilities and deferred income are calculated according to the accruals principle of accounting, so that costs and revenues pertaining to two or more financial periods are divided accordingly over the periods in question.

**h- Cash and banks**
These items are shown at face value.

**i- Provisions for contingencies and obligations**
Specific provisions have been made to cover expenses of a precise nature, either certain or likely, whose entity or date of occurrence may not be determined at the closure of the financial year; said provisions reflect the best estimate that may be made on the basis of available information.

**I- Staff leaving indemnity**
Provisions for employee leaving indemnity are made in compliance with the law and labour contracts currently in force; they reflect the total liabilities accrued vis-à-vis employees at the balance-sheet date.

**m- Costs and revenues**

They are accounted for according to the prudence and accrual principles.

Revenues are shown net of returned products, discounts, rebates and premiums, as well as any taxes directly connected to the sale of products and provision of services. Income from the sale of products is taken into account when the property changes hands, which generally coincides with dispatch of the merchandise.

Costs are calculated according to principles analogous to those used for assessing revenues.

**n- Foreign currency transaction**

Transactions in foreign currency are translated on the basis of the exchange rates in effect on the trade date. Any exchange rate differences arising during the year are accounted for in the income statement, among the financial expenses and incomes.

Payables and receivables outstanding at the end of the year and hedging derivatives are adjusted to current year-end exchange rates only if the overall adjustment results in a loss; said loss is accounted for through the provision for exchange rate risks, as allowed by law.

**o- Financial instruments**

Financial instruments used for hedging foreign exchange risks are valuated in a manner that is consistent with the assets and liabilities covered. As regards the hedging transactions pertaining to assets and liabilities not expressed in Euros, expenses and incomes are accounted for on an accruals basis.

**p- Income taxes**

They are calculated on the basis of estimated taxable income in conformity with the current provisions of law. The net balance of advance and deferred taxes has also been calculated as per the instructions issued by the National Boards of Professional Accountants in document n° 25, in regard to the accounting methods for determining income taxes; advance (deferred) taxes have thus been budgeted according to the tax liability method to account for the fiscal effects on all the temporary differences arising among the book values of assets and liabilities and the corresponding fiscal values with the application of current tax rates. Advance taxes are shown among the receivables from others (under the heading of operating capital), net of deferred taxes.

**q- Dividends**

The dividends and relative tax credits of subsidiary, associated and affiliated companies are accounted for in the year in which they are collected.

**r- Memorandum accounts**

Commitments and guarantees are disclosed in the memorandum accounts at their contract value.

## COMMENTS ON THE MAIN ITEMS OF THE BALANCE SHEET

**a- Intangible assets**

This item may be broken down as follows:

| [in thousands of Euros] | 31.12.2001 Gross | Net | 31.12.2000 Gross | Net | Difference Net |
|---|---|---|---|---|---|
| Start-up and expansion costs | 15,072 | 11,740 | 397 | 41 | 11,699 |
| Research, development and advertising costs | 209 | 140 | 138 | 110 | 30 |
| Patent rights | 13,443 | 1,741 | 12,099 | 1,339 | 402 |
| Licences, trademarks and kindred rights | 120,373 | 78,785 | 120,373 | 88,643 | (9,858) |
| Goodwill | 322 | 161 | 322 | 193 | (32) |
| Sundry items | 1,566 | 660 | 1,159 | 549 | 111 |
| **Total** | **150,985** | **93,227** | **134,488** | **90,875** | **2,352** |

The 2,352 T/Euro increase is principally ascribable to the change in the item "Start-up and expansion costs".

The item "Start-up and expansion costs" increased by 11,699 T/Euros as a result of the expenses incurred to gain admission to a listing in the Milan Stock Exchange; these expenses include the costs relative to the preparation of a prospectus and other fees tied to the operation, including the financial costs tied to the placing of shares and communication and market reporting costs, which amounted to a total of 14,675 T/Euros, gross of amortisation.

The item "patent and intellectual property rights" primarily pertains to software user licenses.

The item "Licences, trademarks and kindred rights" refers above all to the trademarks entered following the allocation of the deficit resulting from the 1995 merger, including the company trademark and other registered group trademarks (such as "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", etc.).

Trademarks are amortised over a period of 10 years, less than the period established according to the above-mentioned principles; the period has been abbreviated solely for tax purposes. The higher amortisation charges, calculated exclusively on the basis of tax laws, pursuant to art. 2426 section 2 of the Civil Code, amount to 3,879 M/Euros.

Had no extra amortisation been calculated, the profit for the year and net equity would have been respectively 2,318 T/Euros and 4,636 T/Euros higher, net of the fiscal effects.

The table below shows the changes occurring in the main intangible asset items in 2001:

| [in thousands of Euros] | Start-up and expansion costs | Re-search & development costs | Patent rights | Licences, tradmks. and kindred rights | Goodwill | Sundry items | Total |
|---|---|---|---|---|---|---|---|
| **Net opening balance** | 41 | 110 | 1,339 | 88,643 | 193 | 549 | 90,875 |
| Increases | 14,675 | 72 | 1,346 | - | - | 392 | 16,485 |
| Decreases | - | - | (2) | - | - | (4) | (6) |
| Amortisation | (2,976) | (42) | (942) | (9,858) | (32) | (277) | (14,127) |
| **Net closing balance** | **11,740** | **140** | **1,741** | **78,785** | **161** | **660** | **93,227** |

**II- Tangible assets**

The tangible assets may be broken down as follows:

| [in thousands of Euros] | 31.12.2001 Gross | Net | 31.12.2000 Gross | Net | Difference 2001/2000 |
|---|---|---|---|---|---|
| Land and buildings | 85,258 | 59,254 | 84,890 | 61,467 | (2,213) |
| Plant and machinery | 115,588 | 26,890 | 109,078 | 29,041 | (2,151) |
| Industrial equipment | 66,118 | 7,952 | 58,003 | 8,994 | (1,042) |
| Sundry items | 12,869 | 1,503 | 12,625 | 1,931 | (428) |
| Tangible assets under construction and advances | 660 | 660 | 475 | 475 | 185 |
| **Total** | **280,493** | **96,259** | **265,071** | **101,908** | **(5,649)** |

The 5,649 T/Euro decrease is the resultant above all of increases in the item "Plant and machinery" (6,902 T/Euros) and "Others industrial equipment" (8,262 T/Euros) - mainly ascribable to moulds and equipment for the manufacture of new products - minus accumulated depreciation for the year, amounting to 21,760 T/Euros.

The item "Assets under construction" refers primarily to the work completed thus far in the construction of the new finished products warehouse in Mignagola (Treviso).

In the current and previous years, accelerated depreciation charges were applied in order to take advantage of tax benefits, within the limits allowed under current tax laws. Had depreciation been calculated solely on a normal straight-line basis, the item "Tangible assets" would have been 10,290 T/Euros higher and the item "Depreciation" would have been 3,110 T/Euros lower. Consequently, net equity and profit for the year would have been respectively 6,148 T/Euros and 1,858 T/Euros higher, net of the relative fiscal effects.

The table below shows the changes occurring in the main tangible asset items in 2001.

| [in thousands of Euros] | Land and buildings | Plant and machinery | Industrial and commercial equipment | Other goods | Tangible assets under construction and advances | Total |
|---|---|---|---|---|---|---|
| **Net opening balance** | 61,467 | 29,041 | 8,994 | 1,931 | 475 | 101,908 |
| Increases | 369 | 6,902 | 8,262 | 932 | 185 | 16,650 |
| Decreases | - | (357) | (137) | (45) | - | (539) |
| Depreciation | (2,582) | (8,696) | (9,167) | (1,315) | - | (21,760) |
| **Net closing balance** | 59,254 | 26,890 | 7,952 | 1,503 | 660 | 96,259 |

### III- Fianancial aeests

#### 1- Equity investments

This item may be broken down as follows:

| Subsidiary companies | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| De' Longhi Pinguino S.A. | 22,744 | 23,413 | (669) |
| Simac Vetrella S.p.A. (*) | 10,393 | 10,393 | 0 |
| Ariagel S.p.A. | 2,073 | 3,695 | (1,622) |
| La Supercalor S.p.A. | 2,933 | 2,866 | 67 |
| De' Longhi France SARL(**) | 2,440 | 2,402 | 38 |
| De' Longhi America Inc. | 1,407 | 1,407 | 0 |
| De' Longhi Canada Inc. | 1,214 | 1,214 | 0 |
| De' Longhi LTD | 1,145 | 1,145 | 0 |
| De' Longhi Nederland B.V. | 681 | 681 | 0 |
| Clim.Re S.A. | 54 | 54 | 0 |
| E-Services S.r.l. | 26 | 26 | 0 |
| **Total** | **45,110** | **47,296** | **(2,186)** |

(*) The amount shown is the sum of the investments in Effeplast S.r.l. and Simac-Vetrella, following the decision approved on 16/01/2001 to merge Simac-Vetrella with Effeplast and change the company name to Simac-Vetrella S.p.A.
(**) The amount includes the stake in Kenwood Holding S.A., merged by De'Longhi France at the end of December 2001.

| Associated companies | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Comitalia Società Fiduciaria | 3,025 | 3,025 | 0 |
| Omas S.r.l. | 1,136 | 1,136 | 0 |
| Effegici S.r.l. | 201 | 201 | 0 |
| Parex Industries Limited | 0 | 0 | 0 |
| Liguria Vita S.p.A. | 0 | 1,786 | (1,786) |
| **Total** | **4,362** | **6,148** | **(1,786)** |

| Other companies | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| SP. Tasoglou S.A. | 142 | 142 | 0 |
| Other minor investments | 10 | 11 | (1) |
| **Total** | **152** | **153** | **(1)** |

| | | | |
|---|---|---|---|
| **Total equity investments** | **49,624** | **53,597** | **(3,973)** |

A list of share capital investments is provided in annex n° 1.
The 3,973 T/Euro decrease is the resultant of the following:

- Acquisition of a minority stake of 5% in La Supercalor S.p.A., at a cost of 67 M/Euros.
- Acquisition of a minority stake of 10% in the company Ariagel S.p.A., at a cost of 362 T/Euros.
- Prudential write-down of the investment in Ariagel S.p.A., for an amount of 1,983 T/Euros. Ariagel S.p.A. reported a heavy loss for the 2001 financial period, deriving above all from extraordinary restructuring costs; on 15 March 2002, a contribution of 1,983 T/Euros was paid to cover losses.
- Acquisition of a 100% stake in the French branch of the affiliate Kenwood, at a cost of 38 T/Euros; the investment served to rationalise the corporate structure of the De' Longhi Group in the French market; in December 2001, it was decided to merge the French company with De' Longhi France SARL.
- Contributions of capital amounting to 22,200 T/Euros to the subsidiary De' Longhi Pinguino S.A. in December 2001 and subsequent prudential write-down of the shareholding by 22,869 T/Euros, to align the value of the investment with the company's net equity.

- Acquisition of a 49% stake in Parex Industries Limited, which distributes De' Longhi Group products in New Zealand and Australia. The company made this acquisition in order to gain better control and secure its position in the strategic market of Oceania. Within the context of this transaction, a significant portion of the amounts receivable from the distributor were collected, for a total of $NZ 13.8 million; moreover, an interest-bearing loan of the same amount was granted, guaranteed by the company's assets, to help bring the deal to a close.
- Transfer of the shares in the affiliated company Liguria Vita S.p.A.; said shareholding was sold to De' Longhi Soparfi for a total of 3,099 T/Euros; the transaction, which brought capital gains of 1,313 T/Euros, falls within the framework of a corporate restructuring project begun at the end of 2000, which provided for the disposal of share capital investments no longer deemed strategic; the aforesaid amount, established on the basis of an assessment made by independent experts, has been collected in full.

As per art. 2426 n° 3 of the civil code, we shall note that some affiliates are ascribed a book value exceeding their respective fraction of net equity as shown in the last approved financial statements; said entries are justified by the existence of favourable business prospects and/or greater values attributable to the affiliate's assets.

**2- Receivables**

This item may be broken down as follows:

| From subsidiary companies | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| De' Longhi Nederland B.V. | 4,500 | 0 | 4,500 |
| De' Longhi Pinguino S.A. | 393,799 | 72,901 | 320,898 |
| **Total** | **398,299** | **72,901** | **325,398** |

The loans were granted on a short-term basis and bear interests in line with market rates.
The receivables from De' Longhi Pinguino S.A. mainly refer to loans granted on the occasion of the acquisitions made at the end of December 2000 and during 2001.

| From associated companies | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Parex Industries Limited | 6,197 | 0 | 6,197 |
| **Total** | **6,197** | **0** | **6,197** |

Said loan expires on 31/03/2005 and bears interests in line with market rates (see previous paragraph).

| From others | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Credit for advance payment of withholdings on employee leaving indemnity | 505 | 734 | (229) |
| Guarantee deposits | 56 | 53 | 3 |
| **Total** | **561** | **787** | **(226)** |

## C) CURRENT ASSTES

### I- Inventory

A comparison of year-end inventories is shown below.

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Raw materials | 29,505 | 34,836 | (5,331) |
| Work in progress | 7,959 | 7,137 | 822 |
| Finished products | 40,091 | 49,304 | (9,213) |
| **Total** | 77,555 | 91,277 | (13,722) |

The value of inventories decreased significantly (-13,722 T/Euros) compared to the same period of 2000, despite an increase in sales. This is mainly due to the efforts undertaken in 2001 to reduce operating capital.

The carrying amount of inventories has been adjusted through an inventory devaluation provision of 2,948 T/Euros (2,841 T/Euros in 2000) referring to products and raw materials that are obsolete or turn over slowly and are thus considered no longer strategic for the company.

We further note that a valuation of inventories on the basis of current costs would not result in any significant differences.

### II- Receivables

#### 1- Receivables from customers

Trade receivables are shown net of a provision for doubtful debts, amounting to 3,450 T/Euros, which represents a reasonable estimate of risk, as assessed at the time the financial statements were drawn up, and was prudentially set aside against some credits in litigation and whose collection is in any case dubious.

The table below summarises the changes in the provision for doubtful debts.

| | Balance 2000 | Decreases | Increases | Balance 2001 |
|---|---|---|---|---|
| Provision for Doubtful Debts | 2,631 | (999) | 1,818 | 3,450 |

The trade receivables outstanding fell despite an increase in business; this is mainly due to an improvement in payment collection times.

The company received guarantees from customers totalling 631 T/Euros, which served to cover commercial transactions.

#### 2- Receivables from subsidiary companies

The breakdown of receivables from subsidiary companies is as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Trade receivables | 156,650 | 107,819 | 48,831 |
| Financial receivables | 12,271 | 102 | 12,169 |
| **Total** | **168,921** | **107,921** | **61,000** |

The change in the item commercial credits is due to the considerable increase in sales to the most important commercial divisions abroad, which in turn saw sales rise significantly compared to the same period in 2000.

The increase in financial receivables mainly reflects credit granted to the subsidiary companies De' Longhi Pinguino S.A., Ariagel S.p.A., DL Radiators S.p.A. and Elba S.p.A.

**3- Receivables from associated companies**

The receivables refer to commercial credit granted and are mainly due from Parex Industries Limited, distributor in New Zealand and Australia.

**4- Receivables from parent companies**

The breakdown of receivables from parent companies is as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| De' Longhi Soparfi SA | 3,284 | 185 | 3,099 |
| De' Longhi Holding SA | 22 | 22 | - |
| **Total** | **3,306** | **207** | **3,099** |

The amounts refer to the remainder of accrued interests to be paid by parent companies on loans already paid off in previous years as well as the sum receivable from De' Longhi Soparfi S.A. following the sale of the company Liguria Vita S.p.A. (see the assets section " Share capital investments").

**5- Receivables from others**

The item receivables from others comprises:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Deferred tax assets | 5,567 | 7,127 | (1,560) |
| Tax credits | 2,823 | 8,909 | (6,086) |
| Advances to suppliers | 507 | 1,264 | (757) |
| Advances to personnel | 139 | 99 | 40 |
| Other receivables | 4,565 | 5,443 | (878) |
| **Total receivables from others** | **13,601** | **22,842** | **(9,241)** |

This item decreased by 9,241 T/Euros, above all as a result of the decrease in receivables from the Inland Revenue; more specifically, the decrease reflects the VAT credits that were recovered exploiting the Group intercompany clearing principle, as per Ministerial Decree 13/12/79 Art. 1 and subsequent modifications; this operation allowed us to almost completely absorb the credits accumulated in previous years.

The item "Deferred tax asstes" refers to the sum of advance taxes paid, which have been calculated on the basis of the temporary differences arising between the book value of assets and their corresponding fiscal values.

The overall balance of advance taxes as at 31 December 2001 shows a credit of 5,567 T/Euros. This item may be broken down as follows:

| **Advance taxes referring to:** | 2001 | 2000 | Change |
|---|---|---|---|
| - provision for contingencies and other provisions | 4,269 | 5,736 | (1,467) |
| - non-deductible write-downs of shareholdings | 543 | 683 | (140) |
| - other temporary differences | 793 | 722 | 71 |
| **Deferred taxes for:** | | | |
| - others | (38) | (14) | (24) |
| **Total deferred tax assets** | **5,567** | **7,127** | **(1,560)** |

**III- Short-term financial assets**

This item, amounting to 906 T/Euros, is composed of shareholdings purchased for the purpose of utilizing cash surpluses.

**IV- Cash and banks**

This item, amounting to 17,975 T/Euros, mainly refers to surpluses in transaction accounts with lending institutions, comprising amounts received from customers at the end of the year.

## D) ACCRUED INCOME AND PREPAYMENTS

The breakdown is as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Accrued income: | | | |
| Financial incomes | 1,833 | 1,676 | 157 |
| Prepayments: | | | |
| Financial expenses | 527 | 920 | (76) |
| Others | 764 | 501 | (54) |
| Total | 1,291 | 1,421 | (130) |
| **Total accrued income and prepayments** | **3,124** | **3,097** | **27** |

The item "Accrued income" includes financial incomes related for the most part to hedging transactions.

The item "Financial expenses", under the heading of prepaid expenses, includes a 512 T/Euro once-for-all commission paid on the stipulation of an interest rate and exchange rate hedging contract connected to a 14.7 billion Yen loan received (see the section on "Payables to subsidiary companies"). The item "Others" mainly refers to deferred advertising costs of 181 T/Euros falling due in subsequent financial periods and a substitute tax of 217 T/Euros on M/L-term loans.

NOTES TO THE MAIN LIABILITY ITEMS

## A) SHAREHOLDER'S EQUITY

The movements of the items making up net equity are illustrated in an attached schedule; below we provide some notes regarding the main items and their changes.

Annex n° 6 provides summary information as to the tax items available for the attribution of tax credits to shareholders.

**I - Share capital**

This item increased as a result of:

- A paid capital increase amounting to 129,417 T/Euros, which was approved on 18 April 2001 and fully paid up. At the same meeting it was also decided to convert the capital into Euros and to combine the shares issued by increasing their face value to 3 Euros;
- Share capital increase resulting from the public offering which took place on the occasion of the listing on the Milan Stock Exchange on 23/07/01. The operation consisted in a public offering of 37,500,000 ordinary shares in De' Longhi S.p.A. at the value of 3.4 Euros each; 11,055,000 shares were made available to the public at large in Italy and 26,445,000 shares were privately placed with professional investors in Italy and institutional investors abroad, for a total counter-value of 127.5 million Euros. Following the aforesaid public offering, the share capital of De' Longhi S.p.A. consists of 149,500,000 shares with a face value of 3 Euros and worth a total of 448.5 million Euros.

**II- Additional paid-in capital**

Following the aforesaid public offering, a share premium reserve of 15,000 T/Euros was established.

**IV- Legal reserve**

As at 31 December 2000, this item totalled 2,358 T/Euros. The increase of 896 T/Euros corresponds to the portion of the year's profits appropriated to the reserve on approval of the shareholders at the general meeting of 18 April 2001.

**VII- Other reserves**

**Extraordinary reserve**

The extraordinary reserve amounts to 34,589 T/Euros; the increase of 16,905 T/Euros versus 31 December 2000 corresponds to the portion of the year's profits appropriated to the reserve on approval of the shareholders at the general meeting of 18 April 2001.

In 2000 the company adjusted the values of some categories of fixed assets, to align the values recognised for tax purposes with the higher values disclosed in the financial statements; in accordance with the applicable laws, a fiscal constraint was placed on the net equity item "Extraordinary reserve" (17,560 T/Euros), the balance-sheet item "Legal reserve" (2,324 T/Euros) and the item "Share capital" (99,934 T/Euros), for an overall total of 119,818 T/Euros.

## B) PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS

**1- Provisions for agents leaving indemnity and similar obligations**

This item includes a "supplementary customer indemnity provision", consisting in sums set aside against potential risks for the payment of the retirement indemnities that must be paid to agents, subject to the conditions stated in art. 1751 of the civil code.

The breakdown of supplementary customer indemnity provision is as follows:

| | Balance 2000 | Withdrawals | Allocations | Balance 2001 |
|---|---|---|---|---|
| Agents leaving indemnity | 1,373 | (87) | 278 | 1,564 |

**3- Other provisions**

This item may be broken down as follows:

| | Balance 2000 | Withdrawals | Allocations | Balance 2001 |
|---|---|---|---|---|
| Product warranty fund | 930 | - | 220 | 1,150 |
| Provision for exchange rate fluctuation | 1,510 | (1,510) | - | 0 |
| Provision for returned goods | 258 | - | 365 | 623 |
| Provision for litigation risks | 4,132 | (2,114) | 1,084 | 3,102 |
| **Total** | **6,830** | **(3,624)** | **1,669** | **4,875** |

The product warranty fund has been set aside on the basis of a prudential estimate of warranty services to be performed on products sold as at 31 December 2001.

The provision for "litigation risks" covers risks of a varying nature that could determine the emergence of potential liabilities; more specifically, the sums prudentially set aside by the Company include 1,084 T/Euros to cover the risk of liabilities that may arise in connection with some claims against products sold in the American market (solely the insurance deductible that we must pay). This item was lower than in 2000, thanks to the settlement of several claims. The Company is also involved in litigation with third parties and in some cases the damages claimed are considerable; in this regard, we shall note that, based on the different expert opinions we have heard, we do not believe there are any reasonable grounds for fearing that such claims will be enforced, hence the Company's financial position should not be materially affected.

On 29 October 2001, the company approved and signed an assessment issued by the Revenue Agency of Treviso, in connection with auditing proceedings initiated by the Tax authorities for the years 1995 and 1996. This approved assessment resulted in expenses for taxes, fines and interests amounting to 1,024 T/Euros, of which 994 T/Euros were ascribed to "Extraordinary expenses" and 30 T/Euros to "Financial expenses".

## C) STAFF LEAVING INDEMNITY

The table below summarizes the movements occurring during the financial period for each category of employees.

| | Managers | Office staff | Workers | Total |
|---|---|---|---|---|
| **Opening balance 01.01.01** | 1,294 | 3,046 | 5,516 | 9,856 |
| Accruals | 324 | 937 | 1,596 | 2,857 |
| Indemnities paid | (294) | (618) | (1,464) | (2,376) |
| **Closing balance 31.12.01** | 1,324 | 3,365 | 5,648 | 10,337 |

## D)- PAYABLES

The changes occurring in the individual items are shown below.

### 3- Bank loans and overdrafts

The payables to banks are broken down as follows:

| | Within one year | from one to five | Over five | Balance as at 31/12/01 | Balance as at 31/12/00 |
|---|---|---|---|---|---|
| Current accounts | 0 | - | - | 0 | 359 |
| Short-term loans in Euro or currency | 63,020 | - | - | 63,020 | 0 |
| Loans on bills portfolio | 4,453 | - | - | 4,453 | 4,883 |
| Short-term part of long-term loans | 8,351 | - | - | 8,351 | 25,970 |
| **Total short-term payables to banks** | 75,824 | 0 | 0 | 75,824 | 31,212 |
| Long-term loans | - | 123,041 | 1,873 | 124,914 | 91,431 |
| **Total payables to banks** | 75,824 | 123,041 | 1,873 | 200,738 | 122,643 |

None of Company's assets have been pledged as collateral security for the above debt items.
For a more complete picture of the changes occurring in the company's financial accounts, see the summary table provided in the director's report on performance and the cash flow statement.

**5- Advances**

They refer to advances received from customers for supplies and as guarantee deposits.

**6- Trade payables**

The balance represents the amounts payable to third parties for the supply of goods and services.

**8- Payables to subsidiary companies**

This item may be broken down as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Trade payables | 38,722 | 26,380 | 12,342 |
| Financial payables | 177,681 | 164,769 | 12,912 |
| **Total** | **216,403** | **191,149** | **25,254** |

The increase in commercial debts is mainly due to the larger purchases of finished products from the subsidiary Simac-Vetrella S.p.A.

The financial liabilities primarily refer to an interest-bearing loan of 8,765 T/Euros granted by the subsidiary De' Longhi Pinguino S.A., as well as another loan of 14.7 billion Yen provided in 2000; financial instruments were used to hedge the exchange rate risks associated with the latter.

**9- Payables to associated companies**

The item regards amounts payable to Omas S.r.l. (3,568 T/Euros) and Effegici S.r.l. (9 T/Euros).

**11- Payables due to tax authorities**

This item may be broken down as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Direct taxes payable | 19,121 | 26,407 | (7,286) |
| Withholding taxes payable | 1,224 | 1,799 | (575) |
| **Total payables due to tax authorities** | **20,345** | **28,206** | **(7,861)** |

The item "Payables due to tax authorities" includes current taxes payable net of advances, tax credits and withholdings paid, and a substitute tax of 15,175 T/Euros - representing the remainder due after the first instalment of 7,587 - related to the realignment of fiscal values effected in the year 2000.

## 12- Social Security payables

This item may be broken down as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Inps (National Institute of Social Insurance) | 1,953 | 1,770 | 183 |
| Fasi- Inpdai (Social Security Institute for Industrial Executives) | 140 | 125 | 15 |
| Enasarco (National Board for the Assistance to Commercial Agents and Representatives) | 105 | 110 | (5) |
| Inail (Nat. Board for the Insurance against Industrial Accidents) | 107 | 56 | 51 |
| Social Security provisions | 72 | 65 | 7 |
| Other Institutions | 54 | 28 | 26 |
| **Total payables to Soc. Sec. Inst.** | **2,431** | **2,154** | **277** |

## 13- Other payables

This item comprises the following:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| To personnel | 8,537 | 7,547 | 990 |
| Costs incurred | 1,949 | 849 | 1,100 |
| Others | 32 | 227 | (195) |
| **Total Other Payables** | **10,518** | **8,623** | **1,895** |

The item "To personnel" includes the amounts accrued and not yet paid.
The item "Costs incurred" mainly refers to costs accruing in the financial period.

## E) ACCRUED LIABILITIES AND DEFERRED INCOME

This item may be broken down as follows:

| : | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Accrued expenses | | | |
| Interests payable on subsidiary company loans | 0 | 1,518 | (1,518) |
| Interests payable on M/L term loans | 49 | 61 | (12) |
| Other accrued expenses | 2,288 | 1,182 | 1,106 |
| *Total Accrued Expenses* | 2,337 | 2,761 | (424) |
| *Total Deferred Income:* | 975 | 0 | 975 |
| **Total Accrued Expenses and Deferred Income** | **3,312** | **2,761** | **551** |

The item "Other accrued expenses" refers to expenses for exchange-rate and interest-rate hedging transactions.
The item "Deferred income" includes the portion of interests (pertaining to future financial periods) receivable on the financial credit granted to the associated company Parex Industries Limited.

## Financial hedging instruments and other derivative contracts

In order to reduce its exposure to the financial risks tied to international commercial and financial transactions as a result of fluctuations in exchange and interest rates, the Company relies on hedging contracts within the limits defined by typical operating requirements.
In some cases, in virtue of the specific centralised treasury management functions assigned to it, the Company has engaged in hedging transactions on behalf of other group companies. The effect on De' Longhi Spa is neutral, since every transaction stipulated with market operators is counterbalanced by an identical, offsetting intercompany transaction.

*Exchange rate derivatives*: these include hedging transactions serving to guarantee a pre-established collection (or payment) exchange rate in the different currencies. They include both forward transactions and structured options for the currencies in which the Company's exposure is greatest (USA Dollar, Pound Sterling, Yen, Canadian dollar).

The income statement for the year only partially reflects the total positive financial effects we expect to derive from our hedging transactions, largely as a result of transactions involving the sale of Yen.
As at 31 December 2001, the nominal values of derivatives (net of any transactions that offset each other) currently in force were as follows:

Transactions between De' Longhi S.p.A. and third parties:

| | | |
|---|---|---|
| sale of USD against EUR | USD | 62,000,000 |
| sale of GBP against EUR | GBP | 58,000,000 |
| sale of JPY against EUR | JPY | 2,700,000,000 |
| sale of CAD against EUR | CAD | 10,500,000 |
| sale of NZD against EUR | NZD | 14,277,360 |
| sale of USD against GBP | USD | 26,000,000 |

Transactions between De' Longhi S.p.A. and group companies:

| | | |
|---|---|---|
| purchase of GBP against EUR | GBP | 10,000,000 |
| sale of USD against GBP | USD | 26,000,000 |

*Interest rate derivatives:* these are financial instruments that the Company uses in order to fix, in advance, a ceiling (in terms of the interbank rate, representing the *benchmark* for Group indebtedness) on the costs it will have to pay for part of the Group's financial debts. These instruments traditionally have a term of several years and can also be "linked" to specific operations to raise funds in capital markets. As at 31 December 2001, the current transactions amounted to 222,304 T/Euros.

Of the total existing as at 31 December 2001, 150 million Euros specifically relate to a loan of 14.7 billion Yen provided by De' Longhi Pinguino S.A., which falls due in April 2003 (See the liability item "Payables to subsidiary companies").

We shall point out that the centralised management activities, insofar as the hedging of exchange and interest rate risks is concerned, will be transferred in 2002 from De' Longhi S.p.A. to another Group company, which will be dedicated exclusively to this activity.

## MEMORANDUM ACCOUNTS

The breakdown and comparison with the previous financial period is shown below.

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Guarantees on behalf of subsidiary and associated companies | 220,752 | 247,734 | (26,982) |
| Guarantees on behalf of third parties | 1,951 | 3,978 | (2,027) |
| Total | 222,703 | 251,712 | (29,009) |

The guarantees provided in behalf of subsidiary companies decreased by 26,982 T/Euros as a result of efforts to centralise credit lines, serving to prepare the way for cash pooling initiatives aimed mainly at companies residing in Italy.

The company issued a warrant to grant credit for a total of 58,305 T/Euros on behalf of several subsidiary companies to enable them to obtain the necessary bank guarantees required by their creditors and thus go ahead with the definition of mergers involving their own respective subsidiaries. At the time these financial statements were drawn up, the period in which creditors were entitled to raise objections had elapsed; hence there is no risk of actions of recourse.

NOTES TO THE MAIN ITEMS COMPRISING THE INCOME STATEMENT

## A) VALUE OF PRODUCTION

### 1- Net revenue from the sale of goods and services

The income from sales and services may be broken up as follows:

**Income by geographical region:**

| | 31/12/2001 | % | 31/12/2000 | % | Change |
|---|---|---|---|---|---|
| Italy | 177,666 | 32.4% | 185,717 | 38.9% | (8,051) |
| USA, Canada and Mexico | 94,939 | 17.3% | 65,040 | 13.6% | 29,899 |
| Japan | 30,550 | 5.6% | 23,944 | 5.0% | 6,606 |
| Great Britain | 54,812 | 10.0% | 40,197 | 8.4% | 14,615 |
| Others in Europe | 120,441 | 21.9% | 104,963 | 22.0% | 15,478 |
| Rest of the World | 69,984 | 12.8% | 57,463 | 12.0% | 12,521 |
| Total | 548,392 | 100% | 477,324 | 100% | 71,068 |

**Income by product lines:**

| | 31/12/2001 | % | 31/12/2000 | % | Change |
|---|---|---|---|---|---|
| Cooking and food preparation, home cleaning and ironing | 226,483 | 41.3% | 186,195 | 39.0% | 40,288 |
| Heating | 156,637 | 28.6% | 129,005 | 27.0% | 27,632 |
| Air conditioning and air treatment | 140,228 | 25.6% | 140,275 | 29.4% | (47) |
| Others | 25,044 | 4.5% | 21,849 | 4.6% | 3,195 |
| Total | 548,392 | 100% | 477,324 | 100% | 71,068 |

### 4- Increases in fixed assets for internal work

Software development expenses were capitalised and ascribed to the item "Intangible Assets".

**5- Other income**

The item "Other income and revenues" comprises:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Transportation refunds | 6,280 | 4,755 | 1,525 |
| Contingent assets | 4,888 | 1,654 | 3,234 |
| Rents receivable | 725 | 723 | 2 |
| Compensation for damage | 1,067 | 664 | 403 |
| Consulting fees receivable | 1,667 | 1,197 | 470 |
| Other sundry incomes | 5,608 | 5,029 | 579 |
| **Total** | **20,235** | **14,022** | **6,213** |

The transportation refunds include amounts debited to customers for transport expenses incurred.

The contingent assets include 1,549 T/Euros in insurance indemnities received from Assicurazioni Generali S.p.A., a tax credit of 696 T/Euros accrued in our favour, pursuant to Law 388/ 2000, in virtue of the increase in the number of our employees, 841 T/Euros in contributions for operating expenses, related to funding for applied research granted under Law 46/82, and 633 T/Euros deriving from the utilisation of funds previously set aside and no longer deemed necessary.

The items "consulting fees receivable" and "other sundry incomes" basically comprise fees for services of an administrative nature and services provided to other group companies by our own personnel.

**B) PRODUCTION COSTS**

**6- For raw and subsidiary materials and goods**

This item may be broken down as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Purchases of raw materials | 22,397 | 27,220 | (4,823) |
| Purchases of components | 146,367 | 136,942 | 9,425 |
| Purchases of finished products | 111,359 | 101,781 | 9,578 |
| Other sundry purchases | 7,903 | 7,339 | 564 |
| **Total** | **288,026** | **273,282** | **14,744** |

The purchases of finished products mainly refer to goods purchased from other Group companies.

**7- For services**

The item "services" comprises the following:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Advertising | 26,641 | 27,219 | (578) |
| Transport | 16,530 | 13,914 | 2,616 |
| Outsourcing | 15,677 | 14,148 | 1,529 |
| Commissions | 9,857 | 9,493 | 364 |
| Consulting services | 6,031 | 4,791 | 1,240 |
| Technical services | 7,221 | 6,119 | 1,102 |
| Utilities | 3,814 | 2,892 | 922 |
| Travel expenses | 3,486 | 2,530 | 956 |
| Insurance expenses | 3,431 | 2,254 | 1,177 |
| Warehouse expenses and contributions | 2,786 | 2,195 | 591 |
| Temporary work | 2,072 | 946 | 1,126 |
| Third-party maintenance services | 1,908 | 1,999 | (91) |
| Other sundry services | 13,801 | 12,768 | 1,033 |
| **Total** | **113,255** | **101,268** | **11,987** |

The directors' and auditors' fees are itemised in annex n° 4.

**9- Personnel costs**

A breakdown of the Company workforce is shown in the table below (Workforce as at 31/12/01 and 2001 average):

| | 31/12/2001 | Average 2001 | 31/12/2000 | Average 2000 |
|---|---|---|---|---|
| Workers | 1,286 | 1,329 | 1,280 | 1,281 |
| Office personnel | 510 | 504 | 455 | 450 |
| Managers | 35 | 35 | 27 | 27 |
| **Total** | **1,831** | **1,868** | **1,762** | **1,758** |

The workforce grew by an average of 91 employees.

**10- Amortisation, depreciation and write-downs**

Amortisation and depreciation amounted to 35,887 T/Euros (32,461 T/Euros in 2000).

The 1,818 T/Euro write-down in receivables included under the heading of "operating capital" refers to the amount prudentially allocated to the provision for doubtful debts, commented previously in the section regarding trade receivables.

***12/13- Provisions for risks/other provisions***

These items mainly refer to accruals to the provision for litigation risks, product warranty fund and supplementary customer indemnity provision, previously commented in the section on "Other provisions".

**14- Sundry operating expenses**
This item may be broken down as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Contingent liabilities | 495 | 542 | (47) |
| Deductibles and compensation for damages | 591 | 1,935 | (1,344) |
| Sundry taxes and duties | 860 | 842 | 18 |
| Membership contributions | 168 | 163 | 5 |
| Other sundry expenses | 178 | 203 | (25) |
| **Total** | **2,292** | **3,685** | **(1,393)** |

## C) FINANCIAL INCOME AND EXPENSES

| Income from equity investments | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Incomes from: | | | |
| - Capital gains on sales | 1,313 | 2,911 | (1,598) |
| - Dividends and tax credits | 113 | 8,107 | (7,994) |
| **Total (a)** | **1,426** | **11,018** | **(9,592)** |

The capital gains realised during the financial period refer to the transfer of the stake in the subsidiary Liguria Vita S.p.A..
Dividends were distributed primarily by the subsidiary E-Services S.r.l.

| Other financial income | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| From subsidiary companies | 11,546 | 102 | 11,444 |
| From associated companies | 374 | 0 | 374 |
| From parent companies | 0 | 207 | (207) |
| From others: | | | |
| - from banks | 765 | 2,995 | (2,230) |
| - from customers | 191 | 377 | (186) |
| - exch. rate differences | 10,402 | 11,184 | (782) |
| Other financial income | 7 | 1,763 | (1,756) |
| **Total (b)** | **23,285** | **16,628** | **6,657** |

| Interests and financial expenses | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| payable to subsidiary companies | 2,501 | 1,606 | 895 |
| payable to others: | | | |
| - Interests payable on M.T. debts | 12,174 | 11,006 | 1,168 |
| - interests on payables to banks | 3,990 | 887 | 3,103 |
| - exch. rate losses | 11,259 | 8,063 | 3,196 |
| - sundry financial expenses | 4,539 | 8,187 | (3,648) |
| **Total (c)** | **34,463** | **29,749** | **4,714** |

| | | | |
|---|---|---|---|
| **Total financial income (expenses) (a+b-c)** | **(9,752)** | **(2,103)** | **(7,649)** |

## D) ADJUSTMENTS IN THE VALUE OF FINANCIAL ASSETS

### 18) Revaluations

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Revaluation of equity investments | 0 | 702 | (702) |
| **Total income from equity investments** | **0** | **702** | **(702)** |

### 19) Write-downs

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Write-downs of equity investments | 24,853 | 292 | 24,561 |
| **Total expenses from equity investments** | **24,853** | **292** | **24,561** |

This item refers to the write-down of the investment in the subsidiary companies De' Longhi Pinguino S.A. and Ariagel S.p.A. (For further information see pages 7-8).

## E) EXTRAORDINARY INCOME AND EXPENSES

### 21- Extraordinary expenses

This item may be broken down as follows:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Taxes pertaining to previous years | 863 | 651 | 212 |
| Extraordinary expenses | 1,932 | 10,741 | (8,809) |
| ***Total extraordinary expenses*** | **2,795** | **11,392** | **(8,597)** |

The taxes pertaining to previous years are relative to expenses for the approved tax assessment carried out in 2001 (commented previously), in consequence of which the Company had to pay 994 T/Euros in taxes and fines (of which 863 T/Euros is ascribed to the item "Taxes pertaining to previous years" and the remainder to "Extraordinary expenses").
The item Extraordinary expenses mainly refers to retirement incentives and sundry expenses pertaining to previous financial periods.

### 22- Income taxes

The item comprises:

| | 31/12/2001 | 31/12/2000 | Change |
|---|---|---|---|
| Current taxes | 8,089 | 12,789 | (4,700) |
| Deferred taxes | 1,559 | 5,669 | (4,110) |
| **Total** | **9,648** | **18,458** | **(8,810)** |

The income taxes amount to 3,357 T/Euros in corporate income tax (Irpeg) and 4,732 T/Euros in regional corporate income tax (Irap).

**Financial and business relations with parent, subsidiary, associated companies and related parties**
An itemization is provided in annex no. 3.

**Directors' and Auditors' fees**
The information required under Consob regulations (n° 4971 issued on 14.05.1999) is provided in annex n° 4.

**Stock Options allotted to Directors**
The information required under Consob regulations (n° 11971 issued on 14.5.1999) is provided in annex n° 5.

**Subsequent events**
For any information not provided below, you may refer to the report of the Board of Directors.

Treviso, March 27th 2002

De' Longhi S.p.A.
The Managing Director
Stefano Beraldo

# ANNEXED DOCUMENTS

The annexes contain further data serving to complete the information provided in the Explanatory Notes.

These data are contained in the following annexes:

1. List subsidiary and associated companies.
2. Breakdown of revalued assets.
3. Financial and business relations with parent, subsidiary, associated companies and related parties.
4. Fees paid to Directors and Statutory Auditors.
5. Stock-Options allotted to Directors.
6. Tax items available for the attribution of tax credits to shareholders.

*(Amounts in Euro)*

## Participation in subsidiaries and associated companies ex art. 2427 c.c

(Explanatory notes – Annex n. 1)

| Name | Registered head offices | | Capital share | | Net equity | | Net income (loss) of the period | Shares held | Type of relation | Book value |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | in M/Euro |
| diary companies | | | | | | | | | | |
| ONGHI AMERICA INC. | Saddle Brook (U.S.A.) | US$ | 9.100.000 | US$ | 2.597.596 | US$ | (74.536) | 100% | Direct | 1.407 |
| ONGHI LTD. | Wellingborough (G.B.) | Gbp | 4.000.000 | Gbp | 2.986.522 | Gbp | 1.359.909 | 100% | Direct | 1.145 |
| ONGHI FRANCE SARL | Asnieres Cedex(F) | Eur | 2.699.388 | Eur | 3.306.861 | Eur | 905.323 | 100% | Direct | 2.440 |
| ONGHI NEDERLAND BV | DB Leiden (NL) | Eur | 226.890 | Eur | 1.594.434 | Eur | 557.369 | 100% | Direct | 681 |
| ONGHI CANADA INC. | Mississagua – Ontario (CAN) | Cad | 1 | Cad | 2.163.945 | Cad | 635.770 | 100% | Direct | 1.214 |
| ONGHI PINGUINO S.A. | Luxembourg | Eur | 26.500.000 | Eur | 22.744.162 | Eur | (26.883.300) | 100% | Direct | 22.744 |
| UPERCALOR | Seregno (MI) | Eur | 520.000 | Eur | 1.054.788 | Eur | 60.890 | 100% | Direct | 2.933 |
| GEL SPA | Candiolo (TO) | Eur | 765.000 | Eur | (1.473.407) | Eur | (3.570.214) | 90% | Direct | 2.073 |
| C-VETRELLA SPA (*) | Gorgo al Mont. (TV) | Eur | 365.000 | Eur | 4.656.539 | Eur | 283.814 | 100% | Direct | 10.393 |
| RVICES SRL | Treviso | Eur | 50.000 | Eur | 276.439 | Eur | 215.744 | 51% | Direct | 26 |
| .RE (**) | Luxembourg | Eur | 1.239.468 | Eur | 1.239.468 | Eur | 0 | 4% | Direct | 54 |
| l | | | | | | | | | | 45.110 |
| ciated companies (****) | | | | | | | | | | |
| AS SRL | S.V.di Gualtieri (RE) | Lit | 700.000.000 | Lit | 4.921.412.863 | Lit | 428.545.187 | 40% | Direct | 1.136 |
| EGICI SRL | Gorgo al Monticano (TV) | Lit | 470.000.000 | Lit | 576.787.742 | Lit | 20.132.927 | 25% | Direct | 201 |
| EX INDUSTRIES LIMITED (*****) | Auckland (NZ) | Nzd | 7.600.000 | Nzd | (1.687.000) | Nzd | 1.103.000 | 49% | Direct | 0 |
| est held through Comitalia Trust (***) | | Lit | 1.000.000.000 | Lit | 12.598.922.809 | Lit | 37.152.332 | 40% | Direct | 3.025 |
| l | | | | | | | | | | 4.362 |

In January 2001 the merger though incorporation between Simac-Vetrella S.p.A. and Effeplast S.p.A. into Simac-Vetrella S.p.A. has been completed.
De' Longhi S.p.A. holds directly 4% and indirectly, through De' Longhi Pinguino SA, the residual 96%.
) The interest held through the trust company regards a company that produces finished goods; with respect to said interest, the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary to avoid causing damage to the latter or to other Group companies.
*) Data regarding 31/12/2000.
**) Data from provisional balance sheet as at 31/12/01 (nine months).

*(Amounts in Euro thousands)*

# SCHEDULE OF REVALUED ASSETS

(Explanatory notes - Annex n. 2) (*)

| Balance sheet item | Revalued assets | | | Total revaluation |
|---|---|---|---|---|
| | 1995 merger deficit allocation | Law n.413/1991 | Other revaluation | |
| Operational real estate | 43.899 | 5.064 | 16.716 | 65.679 |
| Plant and machinery | 38.139 | | 13.251 | 51.390 |
| Industrial and commercial equipment | | | 3.541 | 3.541 |
| Vehicles | | | 214 | 214 |
| Trademarks and rights | 119.353 | | | 119.353 |
| Interests | 4.132 | | | |
| **Totals** | 205.523 | 5.064 | 33.722 | 244.309 |

(*) Schedule as per art. 10 Law 72/83.

(Amounts in Euro millions)

## Financial and business relations with parent, subsidiary, associated and related companies

(Explanatory notes - Annex n. 3)

| | Revenues from sales | Other income | Raw material expenses and other | Financial income and expenses | Receivables | Payables |
|---|---|---|---|---|---|---|
| **Parent companies:** | | | | | | |
| De' Longhi Soparfi S.A. (1) | - | - | - | - | 3,3 | - |
| **Total** | - | - | - | - | 3,3 | - |
| **Subsidiaries: (2)** | | | | | | |
| De' Longhi America Inc. | 62,4 | - | (7,5) | - | 64,9 | (3,2) |
| De' Longhi Limited | 53,3 | - | (6,4) | - | 24,3 | (2,1) |
| De' Longhi Japan | 30,5 | 0,2 | (1,5) | - | 16,8 | (0,2) |
| De' Longhi Pinguino S.A. | - | 3,3 | - | 8,1 | 407,4 | (161,2) |
| De' Longhi Canada Inc. | 11,8 | 0,8 | (0,4) | - | 8,3 | (0,1) |
| De' Longhi France SARL | 15,9 | - | (2,1) | - | 7,6 | (0,2) |
| Simac-Vetrella S.p.A. | 10,8 | 1,5 | (61,7) | 0,2 | 6,9 | (24,3) |
| De' Longhi Deutschland GMBH | 10,6 | - | (1,6) | - | 6,4 | (0,3) |
| La Supercalor S.p.A. | 4,2 | 0,2 | - | - | 5,3 | - |
| De' Longhi Nederland B.V. | 10,2 | - | (0,4) | 0,3 | 9,6 | - |
| Ariagel S.p.A. | 2,9 | - | (1,0) | 0,1 | 4,9 | (1,2) |
| Elba S.p.A. | 1,2 | 0,9 | (17,1) | 0,5 | 1,7 | (6,3) |
| DL Radiators S.p.A. | - | 0,6 | - | 0,5 | 1,1 | - |
| Climaveneta S.p.A. | - | 0,7 | (0,3) | (0,6) | 0,8 | (15,3) |
| E-Services S.r.l. | - | 1,7 | (2,9) | - | 0,5 | (0,1) |
| Kenwood Singapore | 3,0 | - | - | - | 0,3 | - |
| Climaveneta Deutsch. | 1,1 | - | - | - | 0,2 | - |
| Kenwood Limited | - | 0,1 | (0,3) | - | - | (0,3) |
| Clim.Re S.A. | - | - | - | (0,1) | - | (1,5) |
| Kenwood South Africa | 0,3 | 0,1 | - | - | - | - |
| **Total** | **218,2** | **10,1** | **(103,2)** | **9,0** | **567,0** | **(216,3)** |
| **Associated companies: (3)** | | | | | | |
| Omas | 4,1 | 0,1 | (5,9) | - | 0,7 | (3,6) |
| Parex Industries Limited | 10,2 | 0,1 | (0,4) | 0,4 | 11,3 | - |
| Comitalia Trust (6) | 0,1 | - | (4,5) | - | - | - |
| **Total** | **14,4** | **0,2** | **(10,8)** | **0,4** | **12,0** | **(3,6)** |
| ***Total subsidiaries and associated companies*** | 232,6 | 10,3 | (114,0) | 9,4 | 579,0 | (219,9) |
| **Related parties** | | | | | | |
| Nauta S.r.l. (4) | - | - | (0,5) | - | - | (0,1) |
| Italia Distribuidora | - | - | - | - | 0,3 | - |
| Genesi S.r.l. (3) | 5,8 | - | - | - | 4,5 | - |
| Delta Erre Trust (3) (7) | - | 0,1 | (9,9) | - | 0,1 | (1,8) |
| Max Information (5) | - | - | (0,8) | - | - | (0,1) |
| **Totale** | 5,8 | 0,1 | (11,2) | - | 4,9 | (2,0) |

(1) Receivables from De' Longhi Soparfi SA are mainly referred to the sale of the participation in Liguria Vita S.p.A..
(2) Trattasi prevalentemente di rapporti di natura commerciale e di fornitura di servizi di natura amministrativa e prestati dal personale dipendente della Capogruppo.
(3) Amounts regarding trade relations.
(4) Amounts regarding air plane services.
(5) Amounts regarding marketing expenses; Max Information S.r.L. is a company in which De' Longhi S.p.A.'s director, Mr. G. Sandri, is managing director.
(6) Referral to Annex n.1.
(7) The company mainly produces finished goods; for this purpose the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary to avoid causing damage to the latter or to other Group companies.

Besides what exposed above, there aren't other transactions with related parties, except for the fees paid to the Studio Biscozzi e Nobili, from

*(Amounts in Euro thousands)*

## Fees Paid to Directors and Statutory Auditors
## (art. 78 Consob rule, resolution n. 11971 dated 14.5.1999)

(Explanatory notes – Annex n. 4)

| Person | Position description | | Fees | | | | |
|---|---|---|---|---|---|---|---|
| Surname and name | Position held | Position lasting | Fees | | Not financial benefits | Bonus and other incentives | Other fees |
| De' Longhi Giuseppe | President | 01.01/31.12.01 | 331 | | | | 18 (1) |
| De' Longhi Fabio | Vice-President | 01.01/31.12.01 | 288 | (2) | | | 26 (3) |
| Beraldo Stefano | Managing Director | 01.01/31.12.01 | 494 | (4) | | | 13 (5) |
| Sandri Giorgio | Director | 01.01/31.12.01 | 21 | | | | |
| Gordon Colin James | Director | 18.04/31.12.01 | 21 | | | | |
| Brunetti Giorgio | Director | 18.04/31.12.01 | 21 | | | | 1,6 (6) |
| Garavaglia Carlo | Director | 18.04/31.12.01 | 21 | | | | 1,6 (7) |
| Ponzellini Gianluca | President of the Board of Auditors | 18.04/31.12.01 | 62 | | | | |
| Malerba Giancarlo | Statutory Auditor | 18.04/31.12.01 | 41 | | | | |
| Lanfranchi Massimo | Statutory Auditor | 18.04/31.12.01 | 41 | | | | |

(1) Fees due to positions held in other subsidiaries.
(2) The amount includes also the fee due to the position of Sales and Marketing Director of De' Longhi S.p.A..
(3) Fees due to positions held in other subsidiaries reversible to De' Longhi S.p.A..
(4) The amount includes also the fee due to the position of General Director.
(5) Fees due to positions held in other subsidiaries reversible to De' Longhi S.p.A..
(6)-(7) Fees due to the position of member of the Remuneration Committee and the Internal Control Committee and for the Corporate Governance.

Mr. C. Garavaglia and Mr. G. Malerba are partners of the Studio Biscozzi Nobili, to which the Group has paid fees, during year 2001, for 530 T/Euros, which include also the consulting services rendered during the IPO process.

**Stock-Options allotted to Directors**
**(art. 78 Consob rule, resolution n. 11971 del 14.5.1999)**

(Explanatory notes – Annex n. 5)

| **Person** | **Allotted options during 2001** | | | **Options took-up during the year** | |
|---|---|---|---|---|---|
| First and last name | Number of buyable shares | Strike price | Exercise period | Numer of shares bought | Share price |
| Beraldo Stefano | 1.189.004 | 3,4 | 2004 - 2006 | - | - |
| De' Longhi Fabio | 608.790 | 3,4 | 2004 - 2006 | - | - |

**Disposable taxes for the tax credit allotment to shareholders**
**(art. 105 section 1 letters A e B DPR 917/86)**

(Explicatory notes – Annex n. 6)

| | Disposable taxes for the tax credit allotment to shareholders | |
|---|---|---|
| | "A" ordinary | "B" limited |
| A) Opening balance | 17.333.623 | 42.396.247 |
| B) Increases due to period income increases | 3.530.281 | 348.847 |
| – Scheduled allotment for settled taxes or in any case relevant for the tax credit recognition (to be used only in dividend distribution) | | |
| **Closing balance** | **20.863.904** | **42.745.094** |

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

## AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the financial statements of De' Longhi SpA as of 31 December 2001. These financial statements are the responsibility of De' Longhi's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion. The financial statements of some subsidiaries have been examined by other auditors who have provided us with their audit opinions. Our opinion, expressed in this report, is also based on the audits performed by these other auditors with regard to approximately 11 per cent of the amount included within "investments in controlled companies" and 0.5 per cent of total assets. Furthermore, the audit of the financial statements of some indirectly controlled subsidiaries is also performed by other auditors.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report issued on April 11, 2001.

3 In our opinion, the financial statements of De' Longhi SpA as of 31 December 2001 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

4 We draw your attention to the following information:

(a) In current and previous years, accelerated depreciation has been applied to tangible fixed assets within limits allowed by fiscal laws. The related effects on the net result for the year and on shareholders' equity have

PRICEWATERHOUSECOOPERS

been provided in the notes to the financial statements within the section on "tangible fixed assets".

(b) In current and previous years, accelerated depreciation has been applied to trademarks recorded as intangible fixed assets within limits allowed by fiscal laws. The related effects on the net result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "intangible fixed assets".

(c) The Company holds controlling investments recorded in the financial statements at cost adjusted for permanent diminution in value, and has therefore prepared consolidated financial statements of the Group as required by law. The consolidated financial statements represent an integration to these financial statements in order to provide adequate information on the Group's financial position and its results for the year. We have audited the consolidated financial statements, which have been submitted together with the Company's financial statements and our audit opinion.

Treviso. 29 March 2002

PricewaterhouseCoopers SpA

S/ Roberto Adami
(Partner)

"This report as been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"